   As filed with the Securities and Exchange Commission on November 30, 2001


                                                      Registration No. 333-74028

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                         ------------------------------

                               MIDWAY GAMES INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                              22-2906244
           (State or other jurisdiction of                     (I.R.S. Employer Identification No.)
           incorporation or organization)

                      2704 WEST ROSCOE STREET, CHICAGO, ILLINOIS 60618 (773) 961-2222
                  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                          Deborah K. Fulton, Esq.
                               Vice President, Secretary and General Counsel
                                             Midway Games Inc.
                      2704 West Roscoe Street, Chicago, Illinois 60618 (773) 961-2222
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                                 Copies to:

               Jeffrey N. Siegel, Esq.                              Richard R. Plumridge, Esq.
      Shack Siegel Katz Flaherty & Goodman P.C.                   Brobeck, Phleger & Harrison LLP
                  530 Fifth Avenue                             370 Interlocken Boulevard, Suite 500
              New York, New York 10036                              Broomfield, Colorado 80021
                   (212) 782-0700                                         (303) 410-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------

PRELIMINARY PROSPECTUS                                         November 30, 2001
(Subject to Completion)

--------------------------------------------------------------------------------
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

4,500,000 Shares

[MIDWAY GAMES INC. LOGO]

Common Stock

     ----------------------------------------------------------------------

Our common stock is listed on the New York Stock Exchange under the symbol "MWY." On November 26, 2001, the last sale price of our common stock reported on the NYSE was $14.99 per share.

Investing in our common stock involves risks. Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              Per Share       Total
-----------------------------------------------------------------------------------

Public offering price                                         $           $
-----------------------------------------------------------------------------------

Underwriting discounts and commissions                        $           $
-----------------------------------------------------------------------------------

Proceeds, before expenses, to Midway                          $           $
-----------------------------------------------------------------------------------

The underwriters may also purchase up to an additional 675,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters are offering the shares of our common stock as described in
"Underwriting." Delivery of the shares will be made on or about            ,
2001.

UBS Warburg

          Gerard Klauer Mattison


                          Jefferies & Company, Inc.



                                              SWS Securities

                            INSIDE FRONT COVER PAGE


Color images of videogame titles from some of our most popular games, including Defender, Rampage World Tour, Paperboy, Joust, Hydro Thunder, San Francisco Rush 2049, Mortal Kombat, SpyHunter, Gauntlet Dark Legacy, NHL Hitz 20-02 and NFL Blitz 20-02.



Color images of videogame characters and features from some of our most popular games, including Mortal Kombat character, Gauntlet character, Rampage character, Ready 2 Rumble Boxing character Afro Thunder, a sports character and SpyHunter car.


Color image of Midway Games Inc. logo in center of videogame titles, characters and features. Titles, characters and features will be positioned in an oval format surrounding the Midway logo.

--------------------------------------------------------------------------------


In determining whether to invest in our common stock, you should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not, and the underwriters have not, authorized any dealer, salesperson or other person to provide you with different information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.


As used in this prospectus, the terms "we," "us," "our" and "Midway" mean Midway Games Inc., a Delaware corporation, and its subsidiaries, and the term "common stock" means our common stock, $.01 par value, unless the context indicates a different meaning. References to "fiscal year" in this prospectus are to the fiscal years ending June 30 of each year prior to or ending on June 30, 2001. After fiscal 2001, we are changing our fiscal year end to December 31 of each year. We will report a transition period from July 1, 2001 to December 31, 2001.

MIDWAY is our registered trademark. Our product names mentioned in this prospectus are also our trademarks, except where we license them. Other product names mentioned in this prospectus are the trademarks of their respective owners.

The information in this prospectus assumes that there is no exercise of the underwriters' over-allotment option unless otherwise indicated.

TABLE OF CONTENTS
--------------------------------------------------------------------------------


Prospectus summary....................         1

Risk factors..........................         5

Forward-looking statements............        15

Use of proceeds.......................        15

Common stock market price data........        16

Dividend policy.......................        16

Capitalization........................        17

Selected financial data...............        18

Management's discussion and analysis
  of financial condition and results
  of operations.......................        20

Business..............................        30


Management............................        41


Certain relationships and related
  transactions........................        48

Security ownership of certain
  beneficial owners and management....        51

Underwriting..........................        54

Legal matters.........................        56

Experts...............................        56

Where you can find more information...        57

Documents incorporated by reference...        57

Index to financial statements.........       F-1

--------------------------------------------------------------------------------

Prospectus summary

This summary highlights selected information contained in this prospectus. You should read the entire prospectus carefully for details about Midway and the offering, including the information under the heading "Risk factors." In addition, some of the information about us that you should consider before you invest in our common stock is incorporated by reference in this prospectus. We encourage you to obtain the information about us identified under the heading "Documents incorporated by reference" later in this prospectus.

OUR BUSINESS

We are a leading developer and publisher of interactive entertainment software. Midway and our predecessors have been in the business of creating videogames for more than 20 years and have published over 400 titles in that time. We have published videogames for every major platform, including Sony's PLAYSTATION, the NINTENDO 64, SNES, GAME BOY, GAME BOY COLOR, Sega's DREAMCAST, SATURN and GENESIS, and coin-operated arcade games. We currently develop and publish games for play on all major next generation home videogame consoles and handheld game platforms, including Sony's PLAYSTATION 2, Microsoft's XBOX and Nintendo's GAMECUBE and GAME BOY ADVANCE. Our titles include many of the most popular game genres such as action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy.

Over the years, we have released many successful videogames, including MORTAL KOMBAT, a line of games that has sold over 19 million copies, SPYHUNTER, NHL HITZ 20-02, READY 2 RUMBLE BOXING, HYDRO THUNDER, SAN FRANCISCO RUSH EXTREME RACING, NFL BLITZ, AREA 51, CRUIS'N USA, NBA JAM, RAMPAGE, GAUNTLET, JOUST, DEFENDER, CENTIPEDE, ASTEROIDS and PONG. Although coin-operated games were a traditional strength of ours, in June 2001 we decided to exit the coin-operated arcade games business because of the contraction of the arcade game market. We now focus entirely on developing and publishing new titles for the next generation videogame platforms because we believe that these platforms will create the strongest demand for videogames in the future.

OUR INDUSTRY

The interactive entertainment industry is currently completing a transition from 32- and 64-bit home videogame consoles to the next generation 128-bit consoles, with the release of Sony's PLAYSTATION 2 in October 2000 and the release of the Nintendo GAMECUBE and Microsoft XBOX in November 2001. Similarly, the 8-bit GAME BOY COLOR handheld platform, introduced in 1998, is now being replaced by the 32-bit GAME BOY ADVANCE, introduced in June 2001. As sales of these next generation platforms grow, we expect that the demand for game software for these platforms will continue to increase. Forrester, an independent market research firm, projects that, in the U.S. alone, console manufacturers and software publishers will generate $29.4 billion in revenues in 2005. Forrester also projects that $12.8 billion of those revenues will be generated by videogame software publishers.

OUR STRATEGY

We seek to enhance our operating performance by increasing the number of high quality videogames we make available for the next generation platforms. Highlights of our business strategy include:

DEVELOP GAMES FOR MULTIPLE NEXT GENERATION GAME PLATFORMS. We are focusing on developing games for play on all the next generation platforms. The processing power of the next generation platforms allows for faster, more complex graphics and superior game design capabilities compared to the prior generation platforms. We have shifted our development teams from creating games for prior generation platforms to concentrate on developing superior quality games for these next generation videogame platforms. We expect increasing sales of our games as sales of the next generation platforms grow.

LEVERAGE OUR PROVEN FRANCHISES AND LIBRARY VALUE. Many of our games were best-sellers and the most-frequently played games in their time. We continue to hold these properties as valuable assets that may be leveraged in the future. The popularity of many of our games has enabled us to successfully market sequels.

CONTINUE TO EXPAND OUR SPORTS CATEGORY. We have enjoyed strong sales from our line of sports games. Our titles in this popular category, such as NHL HITZ, NFL BLITZ, NBA HOOPZ, and READY 2 RUMBLE BOXING, are characterized by extreme game play and the superhuman abilities of the characters in these games, which we refer to as "over-the-top" sports entertainment. We believe our "over the top" style makes these games popular among sports videogame fans. We are developing similar "over-the-top" games for other sports, including baseball and soccer, for anticipated release in 2002.

STRATEGIC MANAGEMENT OF OUR IN-HOUSE DEVELOPMENT GROUP. We seek to enhance and retain our large in-house development staff, employing approximately 440 individuals who work in teams to create our games. Our creative teams have a long history of developing successful titles. We believe that employing in-house developers provides us with advantages over competitors that rely more heavily on third-party developers.

EXPAND INTERNATIONAL SALES. We believe that we can further expand our presence in foreign markets. In fiscal 2000, we opened an office in the United Kingdom to conduct sales of our products in Europe and Australia. In addition, we signed an agreement giving Koei Net Co., Ltd. the exclusive right to distribute selected home videogames in Japan and several other east Asian countries. To further expand our international presence, we plan to develop titles that are customized for these foreign markets.

COMPANY INFORMATION

Midway is a Delaware corporation formed in July 1988. Our principal executive office is located at 2704 West Roscoe Street, Chicago, Illinois 60618, telephone no. (773) 961-2222. We have an Internet web site featuring our products and upcoming product releases, located at www.midway.com. The contents of our web site are not a part of this prospectus.

The offering

Common stock offered by us................  4,500,000 shares

Common stock outstanding after this         42,858,428 shares
  offering................................

Use of proceeds...........................  We intend to use the proceeds of the offering for product development, working capital and other general
                                            corporate purposes. See "Use of proceeds."

Risk factors..............................  See "Risk factors" and other information contained and incorporated by reference in this prospectus for a
                                            discussion of factors that you should consider before
                                            you decide to invest in our common stock.

NYSE symbol...............................  MWY

The number of shares outstanding after this offering is based on 38,358,428 shares outstanding on November 23, 2001. This figure excludes:

-  675,000 shares subject to the over-allotment option;

- 7,468,798 shares issuable upon the conversion and exercise of Series B convertible preferred stock and warrants issued on May 22, 2001 and August 21, 2001;

-  1,178,500 shares held as treasury shares; and

- 6,937,403 shares reserved for issuance under our stock option plans, of which 5,876,722 are issuable upon the exercise of outstanding stock options.

Summary financial data

You should read this data in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our financial statements and the notes to these financial statements appearing elsewhere in this prospectus.

                                       Three Months Ended
                                          September 30,                           Fiscal Year Ended June 30,
                                      ---------------------   -------------------------------------------------------------------
                                           2001        2000        2001            2000           1999           1998        1997
Selected statement of operations data(1)                       (In thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Revenues
  Home video........................  $ 27,338    $ 30,746    $117,328        $229,691       $217,890       $229,732    $219,912
  Coin-operated video...............       997      16,529      50,880         104,174        133,905        161,498     168,314
                                      --------    --------    --------        --------       --------       --------    --------
Total revenues......................    28,335      47,275     168,208         333,865        351,795        391,230     388,226
Gross profit........................    13,558      13,374      46,405         126,539        136,227        169,847     154,031
Operating income (loss).............    (6,311)    (16,360)    (78,363)        (20,881)         8,328(5)      65,075      60,533
Income (loss) before tax and
  extraordinary credit..............    (5,542)    (15,921)    (76,256)(2)     (19,580)(4)      9,914         68,022      62,663
Credit (provision) for income
  taxes.............................        --       5,970       7,777(3)        7,539         (3,767)       (25,900)    (23,812)
                                      --------    --------    --------        --------       --------       --------    --------
Income (loss) before extraordinary
  credit............................    (5,542)     (9,951)    (68,479)        (12,041)         6,147         42,122      38,851
Net income (loss)...................    (5,542)     (9,951)    (68,479)(2)(3)  (12,041)(4)      6,147(5)      42,122      41,895(6)
Preferred stock dividend
  Cash..............................       481          --         184              --             --             --          --
  Imputed...........................     1,657          --         672              --             --             --          --
                                      --------    --------    --------        --------       --------       --------    --------
Earnings (loss) applicable to common
  stock.............................  $ (7,680)   $ (9,951)   $(69,335)(2)(3) $(12,041)(4)   $  6,147(5)    $ 42,122    $ 41,895(6)
                                      ========    ========    ========        ========       ========       ========    ========
Basic and diluted earnings (loss)
  per share of common stock.........  $  (0.20)   $  (0.26)   $  (1.84)(2)(3) $  (0.32)(4)   $   0.16(5)    $   1.10    $   1.14(6)
                                      ========    ========    ========        ========       ========       ========    ========
Average number of shares
  outstanding.......................    37,858      37,711      37,719          37,869         37,597         38,481      36,800
                                      ========    ========    ========        ========       ========       ========    ========

                                        September 30,                                       June 30,
                                    ---------------------      ------------------------------------------------------------------
                                         2001        2000           2001           2000           1999           1998        1997
Selected balance sheet data(1)                                             (In thousands)
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents.........  $ 26,029    $ 29,169       $ 40,330       $ 34,093       $ 51,546       $ 26,136    $ 51,862
Working capital...................    74,972      83,453         72,506        100,543        120,039        118,286      86,310
Total assets......................   169,815     181,572        156,219        186,575        219,259        227,423     214,318
Long-term debt....................        --          --             --             --             --             --          --
Redeemable convertible preferred
  stock...........................    34,089          --         20,667             --             --             --          --
Stockholders' equity..............   105,915     150,375        111,828        160,355        177,576        176,649     140,768

------------

(1) Certain prior period balances have been reclassified to conform to current period presentation.

(2) Fiscal 2001 loss before tax credit and net loss includes restructuring expense of $12.6 million, $.33 per share, relating to our exiting the coin-operated videogame business. No income tax benefit was recorded for the restructuring expense. See note 12 to our financial statements included elsewhere in this prospectus.

(3) Fiscal 2001 credit for income taxes does not include a credit of $15.7 million, $.42 per share, on the operating loss, excluding restructuring expense, after December 31, 2000. See note 6 to our financial statements included elsewhere in this prospectus.

(4) Fiscal 2000 loss before tax provision includes fourth quarter charges related to market conditions and asset realization of $26.0 million or $16.2 million, $.43 per share, on an after-tax basis which created the net loss for the year. See note 15 to our financial statements included elsewhere in this prospectus.

(5) Fiscal 1999 operating income includes charges for settlement of litigation, restructuring and other unusual items of $13.0 million which reduced net income on an after-tax basis by $8.1 million, $.21 per share.

(6) Fiscal 1997 net income includes an extraordinary gain, net of tax, on early extinguishment of debt of $3.0 million, $.08 per share.

--------------------------------------------------------------------------------

Risk factors

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. IN THE EVENT ANY OF THE RISKS SET FORTH BELOW ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSLY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

We have experienced recent operating and net losses, and we anticipate future losses.

Midway has not reported a net or operating profit since the second quarter of fiscal 2000. We reported an operating loss in fiscal 2001 of $78.4 million and an operating loss in fiscal 2000 of $20.9 million. Midway also reported an operating loss for the quarter ended September 30, 2001 of $6.3 million. We anticipate an operating loss for the six-month transition period ending December 31, 2001. We believe that our losses have been primarily attributable to:

- a weakness in the home videogame industry during the transition to next generation home videogame platforms that have recently been introduced;

- our transition strategy to discontinue games under development for older platforms and concentrate instead on the development of games for these new platforms; and

-  a decline in the market for coin-operated videogames.

We do not know when or whether we will become profitable again.

We depend on market acceptance of new products.

Our success depends on generating revenue from new products. Videogame products typically have market life spans of only three to 12 months. Our new products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs. The cost of developing games for next generation platforms is between $2 million and $5 million. If our new products fail to gain market acceptance, our operating results and financial condition would be adversely affected.

We may experience delays in introducing new products.

From time to time, we have experienced delays in product introductions. The timing of a creative process is difficult to predict. Unanticipated delays could cause us to miss an important selling season. A delay in introducing products could also affect our development schedule for other products. In either case, we may not achieve anticipated revenues.

Our market is subject to rapid technological changes.

Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt our products to emerging technologies, including new hardware platforms, operating systems, online game play and media formats. When we choose to incorporate a new technology into our products or to publish or develop a product for a new platform, we may make a substantial development investment one to two years in advance of initial shipment of these products. We may not be able to identify accurately which emerging technologies will gain widespread acceptance. If we invest in the development of a videogame incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from that product will be adversely affected. If, on the other hand, we do not choose to pursue the development of products incorporating

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

new technologies or for new platforms that achieve significant commercial success, our revenues may also be adversely affected.

We may not be able to obtain licenses to use new technologies. We also may not be able to develop or acquire the expertise necessary to enable us to develop or market products for emerging technologies. If either of these occurs, we will be unable to develop videogames for new platforms.

In addition, consumers may defer purchasing home videogames for use on existing platforms following the announcement of an introduction date for hardware platforms incorporating new technologies. Once new platform introduction dates have been announced, retail videogame prices may decrease as the market makes the transition to the next generation of hardware and software, resulting in lower revenues for us during that transition period. Accordingly, these announcements could adversely affect sales of our existing videogames.

Our operating results may fluctuate from quarter to quarter.

We have experienced and expect to continue to experience significant quarterly fluctuations in net sales and other operating results due to a variety of factors, including:

-  variations in the level of market acceptance of our products;

-  delays and timing of product introductions;

-  fluctuations in our mix of products with varying profit margins;

-  introduction and market penetration of game platforms;

- development and promotional expenses relating to the introduction of our products;

-  peak demand during the year-end holiday season;

-  changes in our pricing policies and those of our competitors;

- the accuracy of the forecasts of consumer demand made by retailers and by us; and

- the timing of orders from major customers, order cancellations and delays in shipment.

Our purchasing and marketing levels are based, in part, on our expectations regarding future sales. As a result, operating results in any particular quarter may be adversely affected by a decrease in sales or a failure to meet our sales expectations in such quarter.

Our market is highly competitive.

The interactive entertainment software business is highly competitive. Our ability to compete successfully in this market is based, in large part, on our ability to:

-  select and develop popular titles;

- identify and obtain rights to commercially marketable intellectual properties; and

-  adapt our products for use with new technologies.

Successful competition in our industry is also based on:

-  price;

-  access to retail shelf space;

-  product enhancements;

-  brand recognition;

--------------------------------------------------------------------------------
6

Risk factors
--------------------------------------------------------------------------------

-  marketing support; and

-  access to distribution channels.

Our competitors vary in size from very small companies with limited resources to large corporations with greater financial, marketing and product development resources than ours. We compete with the platform manufacturers, including Nintendo, Sony and Microsoft. We also compete with companies that we depend upon for foreign distribution or other services. These companies have an incentive to promote their own products in preference to ours. In addition, due to their dominant position in the industry, the manufacturers of platform hardware have a competitive advantage with respect to retail pricing, acquiring intellectual property licenses and securing shelf space.

We believe that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment software market, which will result in greater competition for us. Many of our competitors are developing on-line interactive games and interactive networks. We may not be able to compete successfully against current or future competitors.

For the fiscal year ended June 30, 2001, 50.0% of our home videogame revenues were attributable to our five largest customers. We could be adversely affected if any of them decrease or terminate their purchases from us.

Sales to our five largest customers collectively accounted for approximately 50.0% of our home videogame revenues for the fiscal year ended June 30, 2001. Our two largest customers were Wal-Mart and Toys "R" Us. During fiscal 2001, Wal-Mart accounted for 15.9% of our home videogame revenues and Toys "R" Us accounted for 14.6% of our home videogame revenues.

We have no agreements with any of our customers that guarantee future purchases. As a result, purchases by any of our customers could be reduced or terminated at any time. A substantial reduction or a termination of purchases by one or more of our largest customers may have a material adverse effect on us.

A business failure by any of our major customers could have a material adverse effect on our business.

We typically make sales on credit, with terms that vary depending upon the customer and other factors. Normally we do not hold any collateral to secure payment by our customers. Additionally, we do not factor any of our receivables. While we attempt to carefully monitor the creditworthiness of our customers, we bear the risk of their inability to pay us as well as any delay in payment. A business failure by any of our major customers could have a material adverse effect on us.

We depend on third parties to develop some of our game titles.

Some of our games are developed by third parties. The number of titles developed for us by third parties varies from quarter to quarter. We have less control of a game being developed by a third party because we cannot control the developer's personnel, schedule or resources. This may lead to a game not being completed on time or not at all if the third party's business fails or it experiences delays. If this happens with a game under development, we could lose potential revenues and our investment in the game.

We depend on our key personnel.

Our success depends on the performance of senior management and on our ability to continue to attract, motivate and retain highly qualified software developers. The loss of the services of a number of senior management personnel or highly qualified software developers could have a material adverse

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

effect on us. Competition for highly skilled employees is intense in our industry, and we may not be successful in attracting and retaining these personnel. Specifically, we may experience increased costs in order to attract and retain skilled employees.

Product returns and price adjustments could exceed our reserves.

We accept product returns for defective products and sometimes provide replacements, markdowns or other credits to customers that hold slow-moving inventory of our games. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns of defective products. These reserves are established according to estimates of the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors. If product returns, markdowns and credits exceed our reserves, our operating results and financial condition could be adversely affected.

We depend on game platform manufacturers.

Substantially all of our products are for use on proprietary game platforms manufactured by other companies. We depend upon these companies for the following reasons:

- we may only publish our games for play on their game platforms if we receive a platform license from them, which is renewable at their discretion;

- platform manufacturers set the prices for their platform licenses, which may be economically prohibitive;

- we must obtain their prior review and approval to publish games on their platforms;

- if the popularity of a game platform declines, or the manufacturer stops manufacturing, does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

- these manufacturers control the manufacture of, or approval to manufacture, our game discs and cartridges; and

- these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized software for their platforms that compete with our games.

Because these manufacturers compete against us in the videogame publishing markets, they are motivated to give preference to their own products over ours in product approval and manufacturing, in promotion and in granting licenses to us for products that might compete with their products.

We depend on third parties to manufacture our products.

We depend on third parties, including the platform manufacturers, to manufacture our products. Manufacturing delays or interruptions could cause delays or interruptions in product delivery. If any significant delays occur, we may not achieve anticipated revenues. This is particularly true if any of our products miss an important selling season. Unanticipated price increases from these manufacturers also could adversely affect us.

We may not be able to maintain or acquire licenses for intellectual property.

Some of our games are based on properties or trademarks owned by third parties, such as the National Basketball Association, National Hockey League and National Football League or various players' associations. Our future success may depend upon our ability to maintain existing licenses and

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8

Risk factors
--------------------------------------------------------------------------------

to acquire additional licenses for popular intellectual properties. There is competition for these licenses, and we may not be successful in maintaining or acquiring intellectual property rights with significant commercial value.

Our intellectual property licenses generally require that we submit new products developed under licenses to the licensor for approval prior to release. This approval is generally discretionary. Rejection or delay in approval of a product by a licensor could prevent us from selling the product. As a result, we might not recover our investment in the product. The owners of intellectual property licensed by us generally reserve the right to protect the intellectual property against infringement. If any of these owners fails to protect, or infringes someone else's, intellectual property, it could have a material adverse effect on us.

Increased foreign sales subject us to different business and economic risks.

Foreign sales are subject to many risks, including:

-  different consumer preferences;

-  higher distribution and operating expenses;

-  unexpected changes in regulatory requirements;

-  tariffs and other barriers;

-  difficulties in staffing and managing foreign operations; and

-  potential difficulties collecting accounts receivable.

These factors or others could have an adverse effect on our future foreign sales or the profits generated from these sales.

Sales generated by our London office will generally be denominated in British Pounds, Euros or U.S. dollars. Sales generated by our Japanese operations are generally made in Yen. To the extent our foreign sales are not denominated in U.S. dollars, our sales and profits could be materially and adversely affected by foreign currency fluctuations.

If we fail to adequately protect our intellectual property, we could lose revenues. Any related intellectual property litigation could be time consuming and expensive.

Unauthorized production frequently occurs in the computer software industry. We could be materially and adversely affected if a significant amount of unauthorized production of our DVD-ROM or CD-ROM products occurs.

We hold copyrights on the products, manuals, advertising and other materials owned by us. We also maintain trademark rights in the Midway name, names of certain products and their respective logos owned by us. We regard our videogame titles, including the underlying software, as proprietary. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and under international law, employee and third-party nondisclosure agreements and confidentiality agreements, among other methods to protect our proprietary rights. Third parties may infringe our rights. It is possible that third parties may also assert infringement claims against us. We receive communications regarding such claims from time to time and we investigate each claim individually. Prosecuting or defending valid claims could be difficult and costly and could result in a diversion of our resources. Further, adverse determinations in any claim or litigation could also have a material adverse effect on our business, operating results and financial condition.

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                                                                               9
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Risk factors
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Negative developments with respect to current litigations to which we are a party could harm us.

We are currently a defendant in a class action lawsuit and a wrongful death suit. See "Business--Legal proceedings" for a description of these lawsuits in which we are currently involved. We are also involved in other litigations from time to time. The results of any complex legal proceedings are difficult to predict. The payment of a large amount to resolve either of these lawsuits, or other negative developments with respect to these actions, could have a negative effect on our stock price.

A significant downturn in general economic conditions which results in a reduction in discretionary spending may reduce demand for our products and reduce our revenues.

Our product sales are affected by a retail customer's ability and desire to spend disposable income on the purchase of our videogames. A significant downturn in general economic conditions which generally results in a reduction in discretionary spending could result in a reduction in demand for our products and could reduce our revenues. Such economic downturns may diminish demand for videogames.

Our business and future operating results are subject to a broad range of uncertainties arising out of the recent terrorist attacks on the United States.

Our business and operating results are subject to uncertainties arising out of the recent terrorist attacks in New York City and Washington, D.C. These uncertainties include the potential worsening or extension of the current global economic slowdown and the economic consequences of military action or additional terrorist activities. While the recent terrorist attacks have not had a material impact on our financial position or results of operations to date, we cannot determine if the attacks or any future events arising as a result of the attacks will have a material impact on our business in the future.

RISKS RELATED TO THIS OFFERING

Sumner Redstone controls 29.6% of our common stock and may dispose of it at any time.

Based on his most recent public report filed on November 9, 2001, Sumner Redstone owns, individually and through his affiliate, a total of 11,354,436 shares, or 29.6%, of our currently outstanding common stock. Mr. Redstone could sell some or all of these shares at any time on the open market or otherwise. The sale by Mr. Redstone of a large number of shares would likely have an adverse effect on the market price of our common stock. Although Mr. Redstone has stated that he has no plans to acquire control of Midway, he could change his position or could sell his stock to a person who wishes to acquire control of Midway. Such a person may not agree with our business strategies and goals. Mr. Redstone's substantial interest in Midway could discourage a third party from making an acquisition of Midway favorable to our other stockholders.

Shares available for sale in the future could have an adverse effect on the market price of our common stock.

We have 100,000,000 authorized shares of common stock, of which 38,358,428 million shares were issued and outstanding as of November 23, 2001. As of that date, another 6,937,403 million shares were reserved for issuance under our stock option plans and 12,852,010 million shares were reserved for issuance under convertible preferred stock and warrants. We are issuing 4,500,000 shares in this offering. Our Board of Directors has broad discretion with respect to the issuance of the remaining 37,352,159 million authorized but unissued shares, including discretion to issue shares in compensatory and acquisition transactions. In addition, if we seek further financing through the sale of our securities, our then current stockholders may suffer dilution in their percentage ownership of

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10
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Risk factors
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common stock. The future issuance, or even the potential issuance, of shares at a price below the then current market price may depress the future market price of our common stock.

Conversion of our preferred stock and exercise of warrants will dilute our common stock, and the sale of the underlying shares may depress the market price of our common stock.

We have issued 5,512.5 shares of Series B convertible preferred stock in a private placement. The shares of preferred stock are convertible into common stock until November 21, 2003, subject to limited redemption rights. 4,200 of the preferred shares are convertible at an initial conversion price of $9.33 per common share into a total of 4,501,608 shares, subject to adjustment. 1,312.5 of the preferred shares are convertible at a conversion price of $10.60 per share into a total of 1,238,208 shares, subject to anti-dilution adjustments. We also issued three-year warrants to purchase 1,050,000 shares of common stock and five-year warrants to purchase 555,161 shares of common stock, exercisable at $9.33 per share, subject to anti-dilution adjustments. Finally, we issued five-year warrants to purchase 123,821 shares of common stock, exercisable at $10.60 per share, subject to anti-dilution adjustments.

The issuance of our common stock upon the conversion of the preferred stock or the exercise of the warrants described above will likely occur at a time when the conversion or exercise price is below the market price of our common stock. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the price of our common stock. The conversion or exercise of these securities will also result in our having more shares of our common stock outstanding, which would have a dilutive effect on our earnings per share. If the holders of the preferred stock and warrants were to sell a large number of their shares over a short period of time, those sales would likely have an adverse effect on the market price of our common stock. Even the potential sale of a large number of shares may depress the future market price of our common stock.

Adjustments to the conversion price of the initial shares of our preferred stock could result in further dilution of our common stock and may depress the market price of our common stock.

On May 21, 2002, unless they are converted earlier, the conversion price of the initial 4,200 shares of preferred stock described above will be adjusted. The new conversion price will be the average of the closing bid prices of our common stock for the period from May 22, 2001 to May 21, 2002, subject to a contractual minimum conversion price of $4.24 and maximum conversion price of $11.45. Based upon the actual closing bid prices of our common stock for the period from May 22, 2001 to November 26, 2001, even if the closing bid price of our common stock is $0 on each trading day between November 27, 2001 and May 21, 2002, the effective minimum conversion price could not be less than $7.41. If the actual average closing bid price of our common stock for the period from May 22, 2001 to May 21, 2002 were to be below $9.33 per share, the maximum number of shares of common stock that could be issued upon conversion of these 4,200 shares of preferred stock would increase, subject to other adjustments. Other adjustments will be made to our preferred stock if events specified in the certificate of designations for the preferred stock occur before the conversion of the preferred stock. These events include stock splits, stock dividends and sales of common stock or securities convertible into common stock at prices lower than the conversion price of the preferred stock. If these adjustments occur, we would have to issue more shares of our common stock upon conversion of our preferred stock, which would likely further dilute our common stock and depress its market price.

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                                                                              11
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Risk factors
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If we fail to fulfill covenants made to the holders of our preferred stock, we may experience adverse financial effects.

If we breach our agreements with the holders of the preferred stock, or upon a change of control of Midway, the holders of the preferred stock may require us to repurchase the preferred stock at a premium. If we were required to repurchase the preferred stock at a premium, we might suffer serious adverse financial consequences. The premium is 25% above the stated value in the case of a change of control. The premium is 20% above the stated value upon the occurrence of default events including:

- our failure to maintain an effective registration statement for the underlying common stock beyond permitted grace periods;

- suspension from trading or failure of our common stock to be listed on the NYSE or the Nasdaq National Market for five consecutive trading days or for more than ten trading days in any 365-day period;

- our statement of an intention not to comply with the conversion requirements of the preferred stock or our failure to deliver common stock upon conversion within the allowable time periods; and

- our failure to obtain any required stockholder approval of the issuance of common stock in connection with the conversion and exercise of the preferred stock and warrants.

The premium is 10% above the stated value upon our breach of any other agreement with, or representation or warranty made to, the holders, except if the breach would not have a material adverse effect on our business.

The exercise of outstanding stock options may dilute our common stock and depress its market price.

As of November 23, 2001, we had outstanding options to purchase an aggregate of
5.9 million shares of common stock. Our stock options are generally exercisable for a period of nine years, beginning one year after the date of grant. Stock options are exercised, and the underlying common stock is generally sold, at a time when the exercise price of the options is below the market price of the common stock. Therefore, the exercise of these options generally has a dilutive effect on our common stock outstanding at the time of sale. Such exercises may have an adverse effect on the market price of our common stock. Even the potential for the exercise of a large number of options with an exercise price significantly below the market price may depress the future market price of our common stock.

Our stock price may be volatile.

The trading price of our common stock may be subject to wide fluctuations in response to certain factors, including:

-  quarter to quarter variations in our results of operations;

-  our announcements of new videogames;

-  our product development and product release schedules;

- timing of the introduction of new platforms and delays in the actual release of new platforms;

- changes in earnings estimates or recommendations of financial analysts who cover our common stock;

- investor perceptions and expectations regarding our videogames, business plans and strategies and those of our competitors and customers; and

-  general conditions in our industry.

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12
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In addition, from time to time the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. The market prices of securities of many technology companies have been significantly affected by such volatility for reasons often unrelated to the operating performance of the specific companies. Any broad market fluctuation may adversely affect the market price of our common stock.

Effects of anti-takeover provisions could inhibit the acquisition of Midway.

Our Board of Directors or management could use several charter or statutory provisions and agreements as anti-takeover devices to discourage, delay or prevent a change in control of Midway. The use of these provisions and agreements could adversely affect the market price of our common stock:

BLANK CHECK PREFERRED STOCK. Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with designations, rights and preferences that may be determined from time to time by the Board of Directors. Accordingly, our Board has broad power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Other than the 5,512.5 shares of our Series B convertible preferred stock owned by the preferred stockholders, our Board has no current plans, agreements or commitments to issue any shares of preferred stock.

RIGHTS PLAN. Under a rights agreement with The Bank of New York, each share of our common stock has an accompanying right to purchase, if a person acquires beneficial ownership of 15% or more of our common stock without the prior approval of our Board, convertible preferred stock that permits each holder, other than the acquiror, to purchase a number of shares of common stock at half the market price. The effect of our rights plan is to discourage a hostile takeover by diluting the acquiror's percentage interest in our common stock. We can redeem the rights at $0.01 per right, subject to limited conditions, at any time. The rights expire in 2007.

CLASSIFIED BOARD. Our certificate of incorporation provides for a classified Board of Directors. Upon the expiration of staggered terms, one third of Midway's directors are elected at each annual meeting to succeed those directors whose terms expire. This means that a person would not obtain control of our Board until the second annual stockholders' meeting after acquiring a majority of our voting stock.

OTHER CHARTER PROVISIONS. Our certificate of incorporation and bylaws also provide that:

-  directors may be removed by a vote of the stockholders, only for cause;

- any vacancy on the Board may be filled only by a vote of a majority of the remaining directors then in office;

-  there may be no stockholder action by written consent;

- only the President, the Chairman of the Board or the entire Board may call special meetings of stockholders, and the only business permitted to be conducted at stockholder meetings is business brought before the meeting by or at the direction of the Board;

- stockholders must follow an advance notice procedure for the submission of director nominations and other business to be considered at an annual meeting of stockholders;

- either a majority vote of the Board or an affirmative vote of at least 80% of outstanding common stock is needed in order to adopt, amend or repeal our bylaws; and

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                                                                              13
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Risk factors
--------------------------------------------------------------------------------

- an affirmative vote of 80% of outstanding common stock is needed in order to amend or repeal any of the above provisions.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with anyone who owns at least 15% of its common stock. This prohibition lasts for a period of three years after that person has acquired the 15% ownership. The corporation may, however, engage in a business combination with such person if it is approved by the Board before the person acquires the 15% ownership or later by the Board and two-thirds of the stockholders of the public corporation.

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Forward-looking statements

This prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These statements may be found throughout this prospectus, particularly under the headings "Prospectus summary," "Risk factors," "Use of proceeds," "Dividend policy," "Management's discussion and analysis of financial condition and results of operations," and "Business," among others, as well as in the information incorporated by reference in this prospectus. These statements describe our plans, strategies and goals and our beliefs concerning future business conditions and our business outlook based on currently available information. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "expect," "anticipate," "believe," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider carefully the statements under the heading "Risk factors" above and in the other sections of this prospectus, as well as in the information incorporated by reference, which describe additional factors that could cause our actual results to differ from the expectations expressed in the forward-looking statements.

Use of proceeds

We estimate that the net proceeds from the sale of the 4,500,000 shares of
common stock that we are offering will be $      million, assuming that the
public offering price is $      per share. If the underwriters' over-allotment
option is exercised in full, we estimate that the aggregate net proceeds will be
$      assuming the same offering price. "Net proceeds" is what we expect to receive after the underwriting discount and the other fees and expenses of this offering.

We intend to use the net proceeds of the offering for product development, working capital and other general corporate purposes. Until we use the net proceeds of the offering, we will invest them in money market securities or other appropriate short-term investments.

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                                                                              15

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Common stock market price data

Our common stock trades publicly on the NYSE under the symbol "MWY." The following table shows the high and low closing sale prices of our common stock for the periods indicated as reported on the NYSE:

                                                                  High        Low
---------------------------------------------------------------------------------
Year Ending December 31, 2001
  First Quarter.............................................   $ 8.00     $ 6.77
  Second Quarter............................................    18.50       6.55
  Third Quarter.............................................    18.50      10.80
  Fourth Quarter (through November 26, 2001)................    17.00      12.02

Year Ended December 31, 2000
  First Quarter.............................................   $23.69     $12.69
  Second Quarter............................................    14.38       6.06
  Third Quarter.............................................    10.50       6.25
  Fourth Quarter............................................     9.00       6.13

Year Ended December 31, 1999
  First Quarter.............................................   $11.31     $ 7.62
  Second Quarter............................................    12.31       8.06
  Third Quarter.............................................    16.50      10.44
  Fourth Quarter............................................    24.88      15.56

On November 26, 2001, the last reported sale price of our common stock on the NYSE was $14.99 per share. On that date, there were approximately 1,100 holders of record of our common stock.

Dividend policy

We have never paid cash dividends on our common stock. We currently have agreements with our bank and our convertible preferred stock investors that prohibit us from paying dividends on our common stock. We plan to retain any earnings to fund the operation of our business and do not plan to pay cash dividends for the foreseeable future.

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
--------------------------------------------------------------------------------

Capitalization

The following table shows our capitalization as of September 30, 2001. The table also shows our capitalization as adjusted to reflect the completion of this offering at $14.99 per share and the application of the proceeds, net of the estimated underwriting discounts, fees, and our estimated offering expenses.

                                                                September 30, 2001
                                                              -----------------------
                                                                 Actual   As Adjusted
                                                                  (In thousands)
-------------------------------------------------------------------------------------
Cash and cash equivalents...................................  $ 26,029      $ 88,987
                                                              ========      ========
Long-term debt..............................................        --            --
Redeemable convertible preferred stock, 5,512.5 authorized,
  issued and redeemable at $55,125..........................    34,089        34,089
Stockholders' equity:
  Preferred stock (4,994,487.5 shares authorized and
    undesignated)...........................................        --
  Common stock (100,000,000 shares authorized;
    39,147,121 shares issued, actual and 43,647,121 shares
    issued, as adjusted)....................................       391           436
  Additional paid-in capital................................   120,671       183,584
  Retained earnings.........................................     1,108         1,108
  Treasury stock, at cost (1,178,500 shares)................   (16,103)      (16,103)
  Translation adjustment....................................      (152)         (152)
                                                              --------      --------
    Total stockholders' equity..............................   105,915       168,873
                                                              --------      --------
      Total capitalization..................................  $140,004      $202,962
                                                              ========      ========

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Selected financial data

Our selected consolidated financial data presented below as of June 30, 2001, 2000, 1999, 1998 and 1997, and for the fiscal years then ended, have been derived from our audited consolidated financial statements and related notes. The selected condensed consolidated financial data as of and for the three months ended September 30, 2001 and 2000 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. These quarterly financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the three months ended September 30, 2001 are not necessarily indicative of future results. The information set forth below should be read in conjunction with our financial statements included elsewhere in this prospectus and "Management's discussion and analysis of financial condition and results of operations."


                                Three Months Ended
                                   September 30,                               Fiscal Year Ended June 30,
                               ---------------------      ---------------------------------------------------------------------
                                    2001        2000           2001            2000           1999           1998          1997
Selected statement of                                      (In thousands, except per share amounts)
operations data(1)
-------------------------------------------------------------------------------------------------------------------------------
Revenues
  Home video.................  $ 27,338    $ 30,746       $117,328        $229,691       $217,890       $229,732    $   219,912
  Coin-operated video........       997      16,529         50,880         104,174        133,905        161,498        168,314
                               --------    --------       --------        --------       --------       --------    -----------
Total revenues...............    28,335      47,275        168,208         333,865        351,795        391,230        388,226
Gross profit.................    13,558      13,374         46,405         126,539        136,227        169,847        154,031
Operating income (loss)......    (6,311)    (16,360)       (78,363)        (20,881)         8,328(5)      65,075         60,533
Income (loss) before tax and
  extraordinary credit.......    (5,542)    (15,921)       (76,256)(2)     (19,580)(4)      9,914         68,022         62,663
Credit (provision) for income
  taxes......................        --       5,970          7,777(3)        7,539         (3,767)       (25,900)       (23,812)
                               --------    --------       --------        --------       --------       --------    -----------
Income (loss) before
  extraordinary credit.......    (5,542)     (9,951)       (68,479)        (12,041)         6,147         42,122         38,851
Net income (loss)............    (5,542)     (9,951)       (68,479)(2)(3)  (12,041)(4)      6,147(5)      42,122         41,895(6)
Preferred stock dividend
  Cash.......................       481          --            184              --             --             --             --
  Imputed....................     1,657          --            672              --             --             --             --
                               --------    --------       --------        --------       --------       --------    -----------
Earnings (loss) applicable to
  common stock...............  $ (7,680)   $ (9,951)      $(69,335)(2)(3) $(12,041)(4)   $  6,147(5)    $ 42,122    $    41,895(6)
                               ========    ========       ========        ========       ========       ========    ===========
Basic and diluted earnings
  (loss) per share of common
  stock......................  $  (0.20)   $  (0.26)      $  (1.84)(2)(3) $  (0.32)(4)   $   0.16(5)    $   1.10    $      1.14(6)
                               ========    ========       ========        ========       ========       ========    ===========
Average number of shares
  outstanding................    37,858      37,711         37,719          37,869         37,597         38,481         36,800
                               ========    ========       ========        ========       ========       ========    ===========


                                      September 30,                                       June 30,
                                  ---------------------      -------------------------------------------------------------------
                                       2001        2000           2001            2000           1999           1998        1997
Selected balance sheet data(1)                                            (In thousands)
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents.......  $ 26,029    $ 29,169       $ 40,330        $ 34,093       $ 51,546       $ 26,136    $ 51,862
Working capital.................    74,972      83,453         72,506         100,543        120,039        118,286      86,310
Total assets....................   169,815     181,572        156,219         186,575        219,259        227,423     214,318
Redeemable convertible preferred
  stock.........................    34,089          --         20,667              --             --             --          --
Stockholders' equity............   105,915     150,375        111,828         160,355        177,576        176,649     140,768

------------

(1) Certain prior period balances have been reclassified to conform to current period presentation.

(2) Fiscal 2001 loss before tax credit and net loss includes restructuring expense of $12.6 million, $.33 per share, relating to our exiting the coin-operated videogame business. No income tax

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18

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    benefit was recorded for the restructuring expense. See note 12 to our financial statements included elsewhere in this prospectus.

(3) Fiscal 2001 credit for income taxes does not include a credit of $15.7 million, $.42 per share, on the operating loss, excluding restructuring expense, after December 31, 2000. See note 6 to our financial statements included elsewhere in this prospectus.

(4) Fiscal 2000 loss before tax provision includes fourth quarter charges related to market conditions and asset realization of $26.0 million or $16.2 million, $.43 per share, on an after-tax basis which created the net loss for the year. See note 15 to our financial statements included elsewhere in this prospectus.

(5) Fiscal 1999 operating income includes charges for settlement of litigation, restructuring and other unusual items of $13.0 million which reduced net income on an after-tax basis by $8.1 million, $.21 per share.

(6) Fiscal 1997 net income includes an extraordinary gain, net of tax, on early extinguishment of debt of $3.0 million, $.08 per share.

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Management's discussion and analysis of financial condition and results of operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk factors" and elsewhere in this prospectus. The following discussion is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and the notes thereto, which begin on page F-1.

Midway has changed its fiscal year from a fiscal year ending on June 30 to a fiscal year ending on December 31. A transition report on Form 10-K will be filed for the six-month fiscal period ending December 31, 2001.

OVERVIEW

We are a leading developer and publisher of interactive entertainment videogame software for home videogame systems, including Sony's PLAYSTATION 2, Nintendo's GAMECUBE and GAME BOY ADVANCE and Microsoft's XBOX. Midway has products in development for the action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy genres. In addition to the corporate headquarters in Chicago, Midway has offices in Corsicana, Texas and Milpitas and San Diego, California. Midway has international operations in London and Japan.

Midway has publishing agreements with each of the three major platform manufacturers: Sony, Nintendo and Microsoft. In accordance with these agreements, Midway's products are manufactured at facilities designated by the console manufacturers. Midway sells its products primarily direct to the major videogame retailers in North America and uses a combination of direct sales and distributors in Europe and Asia.

Midway controls intellectual property rights to hundreds of classic videogame titles, including titles originally released under the Midway, Williams and Atari brands. A number of these classic titles have been licensed for play on websites, interactive television, cellular telephones and other handheld wireless devices.

Since its incorporation in 1988 through the date of its initial public offering, Midway was a wholly owned subsidiary of WMS Industries Inc. On October 29, 1996, Midway completed its initial public offering of 5,100,000 previously unissued shares of common stock.

On April 6, 1998, WMS completed the spin-off of its remaining 86.8% ownership interest of 33,400,000 shares of Midway. The spin-off was completed by means of a tax free pro rata distribution of the Midway shares to the WMS stockholders.

Effective April 6, 1998, in connection with the spin-off of Midway by WMS, we entered into several agreements with WMS under which WMS, among other things, performed contract manufacturing of coin-operated videogames which was terminated in fiscal 2001 and provides information technology services to certain parts of Midway. In addition, under a separate agreement, we provided selling and marketing services for the WMS pinball products which were terminated in fiscal 2000. These agreements provide for products or services on an arm's length basis. The overall cost structure of Midway has not been materially different in fiscal 2001, 2000 or 1999 from that experienced by Midway in prior years under previous arrangements with WMS.

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RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items in or derived from our statements of operations expressed as a percentage of revenues. The indicated percentages reflect the fact that certain prior period balances have been reclassified to conform to current period presentation.

                                                                 Three Months
                                                                     Ended
                                                                 September 30,
                                                              -------------------
                                                                  2001       2000
---------------------------------------------------------------------------------
Revenues
  Home video................................................    96.5%      65.0%
  Coin-operated video.......................................     3.5       35.0
                                                               -----      -----
Total revenues..............................................   100.0      100.0
Cost of sales...............................................    52.2       71.7
                                                               -----      -----
Gross profit................................................    47.8       28.3
Research and development expense............................    20.8       34.9
Selling and marketing expense...............................    31.7       17.3
Administrative expense......................................    17.7       10.7
                                                               -----      -----
Operating loss..............................................   (22.3)     (34.6)
Interest and other income...................................     2.7        1.0
                                                               -----      -----
Loss before credit for income taxes.........................   (19.6)     (33.6)
Credit for income taxes.....................................      --       12.6
                                                               -----      -----
Net loss....................................................   (19.6)%    (21.0)%
                                                               =====      =====

Three months ended September 30, 2001 compared with three months ended September 30, 2000

The quarter ended September 30, 2001 is the first quarter since Midway exited the coin-operated business. Accordingly, revenues and cost of sales of the coin-operated business were negligible and the only expenses currently being incurred by the coin-operated business relate to the sale of assets and exploring licensing opportunities for intellectual properties. Such expenses relating to the coin-operated business were not significant to any of the reported line items for the quarter ended September 30, 2001. Accordingly, discussion concerning the coin-operated business for the quarter ended September 30, 2001 will be limited to providing insight in certain line item changes from the prior year's first quarter.

REVENUES

Home videogame revenues decreased 11% to $27,338,000 in the September 30, 2001 quarter compared to $30,746,000 in the prior year quarter. During the three months ended September 30, 2001 approximately 78% of home videogame revenues were from three titles for the Sony PLAYSTATION 2. During the three months ended September 30, 2001 one title was released for the Nintendo GAME BOY ADVANCE handheld platform. Midway along with the entire software entertainment industry is coming out of a platform transition period. The overall negative impact of the platform transition on Midway's profitability has been compounded by Midway's transition strategy, implemented in fiscal 2000, which shifted product development resources from older platforms to the development of products for next generation platforms. Several titles in development that could have softened the impact of the transition in the quarter ended September 30, 2001 were cancelled in order to have more high quality products available for the next generation consoles. Because it takes on average 18 to

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24 months to develop a next generation title, Midway will not experience the full benefits of this strategy until calendar year 2002.

During the quarter ended September 30, 2001, Midway released three new home videogame titles, SPYHUNTER, NHL HITZ 20-02 and ARTIC THUNDER for the PLAYSTATION 2. Also, Midway released NFL BLITZ 20-02 for the GAME BOY ADVANCE. In the quarter ending December 31, 2001, Midway expects to release home videogame products on all of the next generation platforms. Midway expects to ship a total of eight new home videogame products in the quarter ending December 31, 2001.

GROSS PROFIT

Home videogame gross profit increased $2,886,000 from $10,464,000, 34.0% of related revenues, in the quarter ended September 30, 2000 to $13,350,000, 48.8% of related revenues, in the quarter ended September 30, 2001. The increase in gross profit in the quarter ended September 30, 2001 as compared with the prior year's comparable quarter was due to the change in product mix. The revenues in the quarter ended September 30, 2001 were almost entirely comprised of videogames for the new platforms. The revenues in the quarter ended
September 30, 2000 were entirely from legacy platform home videogames, which required significant discounting of sales price. This discounting of previously released titles in the prior year's quarter was due to pricing pressures from the platform transition previously mentioned.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense decreased $10,613,000 from $16,501,000 in the quarter ended September 30, 2000 to $5,888,000 in the quarter ended
September 30, 2001. The decrease is primarily due to the increased amount of product development costs capitalized and our exiting from the coin-operated business. Capitalized product development costs were $11,128,000 in the three months ended September 30, 2001 and $3,430,000 in the three months ended September 30, 2000. The increase in capitalized software development costs is due to more software development projects having reached the point of technological feasibility of which all related development costs subsequent to the establishment of technological feasibility are capitalized. For additional information, see note 6 to the condensed consolidated financial statements for the three months ended September 30, 2001 included elsewhere in this prospectus. The three months ended September 30, 2000 included approximately $1,700,000 of costs that related solely to the coin-operated business and had no carryover value to the home videogame business; these costs do not exist in the quarter ended September 30, 2001. In addition, approximately $3,474,000 of the research and development expense incurred in the three months ended September 30, 2000 was on projects that were dedicated to coin-operated development which are now dedicated to the direct development of home videogame software projects. Costs incurred on the direct development of home videogames were approximately $17,000,000 in the quarter ended September 30, 2001 compared with approximately $14,757,000 that related to the development of home videogames in the quarter ended September 30, 2000.

SELLING AND MARKETING EXPENSE

Selling and marketing expense increased $806,000 from $8,166,000 in the quarter ended September 30, 2000 to $8,972,000 in the quarter ended September 30, 2001. The quarter ended September 30, 2000 includes approximately $1,000,000 of coin-operated expense. The increase in selling and marketing expense was primarily due to a higher level of advertising to support the launch of new home videogame titles on new platforms released in the quarter ended September 30, 2001.

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ADMINISTRATIVE EXPENSE

Administrative expense decreased $58,000 from $5,067,000 in the quarter ended September 30, 2000 to $5,009,000 in the quarter ended September 30, 2001. The quarter ended September 30, 2001 includes $1,050,000 of expense for executive retirement benefits. The quarter ended September 30, 2000 included $981,000 of goodwill amortization of which none was recorded in the quarter ended September 30, 2001 pursuant to the adoption of Financial Accounting Standard Board Statement No. 142.

OPERATING LOSS

Operating loss in the quarter ended September 30, 2001 decreased from $16,360,000 in the quarter ended September 30, 2000 to an operating loss of $6,311,000 in the quarter ended September 30, 2001. The decrease in operating loss primarily relates to the increased level of software development cost capitalized and increased home videogame gross profit.

INCOME TAXES

Midway provided no credit for income taxes related to the loss for the quarter ended September 30, 2001. Midway's operating loss for the quarter resulted in increasing net operating loss carryforwards, which can be used to offset future taxable income. An additional allowance of $2,078,000 was provided against the deferred tax asset related to the potential future benefit for net operating losses generated during the quarter. The effective tax rate excluding the effect of that allowance is approximately 37.5%.

NET LOSS

Loss applicable to common stock was $7,680,000, $.20 per share, in the quarter ended September 30, 2001, compared with $9,951,000, $.26 per share, in the quarter ended September 30, 2000. Loss applicable to common stock for the quarter ended September 30, 2001 was increased by a $481,000 cash dividend and a $1,657,000 imputed dividend on our Series B preferred stock or $(.05) per share combined.

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The following table sets forth, for the periods indicated, certain items in or derived from our statements of income expressed as a percentage of revenues. The indicated percentages reflect the fact that certain prior period balances have been reclassified to conform to current period presentation.


                                                                    Fiscal Year Ended
                                                                         June 30,
                                                              ------------------------------
                                                                  2001       2000       1999
--------------------------------------------------------------------------------------------
Revenues
  Home video................................................    69.8%      68.8%      61.9%
  Coin-operated video.......................................    30.2       31.2       38.1
                                                               -----      -----      -----
Total revenues..............................................   100.0      100.0      100.0
Cost of sales...............................................    72.4       62.1       61.3
                                                               -----      -----      -----
Gross profit................................................    27.6       37.9       38.7
Research and development expense............................    36.6       20.3       14.9
Selling and marketing expense...............................    19.3       17.0       12.3
Administrative expense......................................    14.2        6.6        5.2
Restructuring expense.......................................     4.1        0.3        0.8
Litigation and settlement expense...........................      --         --        3.1
                                                               -----      -----      -----
Operating (loss) income.....................................   (46.6)      (6.3)       2.4
Interest income and other expense, net......................     1.3        0.4        0.4
                                                               -----      -----      -----
Income (loss) before tax....................................   (45.3)      (5.9)       2.8
Credit (provision) for income taxes.........................     4.6        2.3       (1.1)
                                                               -----      -----      -----
Net (loss) income...........................................   (40.7)%     (3.6)%      1.7%
                                                               =====      =====      =====


Fiscal 2001 compared with fiscal 2000

Revenues decreased $165,657,000 from $333,865,000 in fiscal 2000 to $168,208,000 in fiscal 2001. Coin-operated video revenues decreased from $104,174,000 to $50,880,000. In June of fiscal 2001 Midway exited the coin-operated videogame business. Accordingly, coin-operated revenues and related cost of sales will not continue in future periods. The exit from the coin-operated business is expected to potentially result in annual savings in research and development expense of $7,500,000 and selling and marketing and administrative expense of $6,000,000. The actual expense in each of these activities may not decrease as we continue to increase the number of home videogame software development projects and as a result of anticipated increased home videogames software unit sales precipitated by the next generation of home videogame platforms.

REVENUES

Home videogame revenues decreased to $117,328,000 in fiscal 2001 from $229,691,000 in fiscal 2000. The decrease is primarily due to our strategy for the platform transition currently underway from 32- and 64-bit home videogames consoles such as Sony PLAYSTATION and NINTENDO 64 to the next generation 128-bit consoles including Sony's PLAYSTATION 2, Nintendo's GAMECUBE and Microsoft's XBOX. The impact of the platform transition on our profitability has been compounded by our transition strategy to shift product development resources from older platforms to the development of products for the next generation platforms. Several titles in development that could have softened the impact of the transition on fiscal 2001 were cancelled in order to have more high quality products available for the next generation consoles. Because it takes on average 18 to 24 months to develop a next generation title, Midway is not expected to experience the full benefit of this strategy until calendar year 2002.

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GROSS PROFIT

Home videogame gross profit decreased $56,630,000 from $95,369,000, 41.5% of related revenues, in fiscal 2000 to $38,739,000, 33.0% of related revenues, in fiscal 2001 when approximately 76% of revenues were from games for the older generation platforms that were either previously released or substantially in development at the time Midway changed its strategy to only develop for the next generation platforms. Many of these sales were made at lower than historical selling prices due to the effects of the platform transition. The gross profit percentage for fiscal 2001 is not believed to be indicative of gross profit percentages from next generation videogames. It is expected that future gross profit percentages will return to normal.

Coin-operated videogame gross profit was $7,666,000, 15.1% of related revenues, in fiscal 2001 compared with $31,170,000, 30.0% of related revenues, in fiscal 2000. Midway has exited the coin-operated videogame business. It is expected that the videogame development resources which were focused on the coin-operated business that have been deployed to the home videogame business will generate revenues with a higher gross profit margin than coin-operated videogames previously contributed.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses decreased by $6,087,000 from $67,694,000 in fiscal 2000 to $61,607,000 in fiscal 2001. The decrease was in part due to the elimination of certain coin-operated functions that were not transferable to the home videogame business. The development activity and expense for home videogames has increased. This increased development activity represents investments for future revenue to be generated from videogames for the next generation platforms.

SELLING AND MARKETING EXPENSE

Selling and marketing expense decreased $24,238,000 from $56,725,000, 17.0% of revenues, in fiscal 2000 to $32,487,000, 19.3% of revenues, in fiscal 2001. Neither the fiscal 2001 nor the fiscal 2000 selling and marketing cost as a percentage of revenues is representative of expected selling and marketing expense as a percentage of revenue in the future. The low level of revenues in fiscal 2001 resulted in a higher selling and marketing cost as a percentage of sales as certain nonvariable components comprised a larger portion of total cost. The fiscal 2000 selling and marketing cost as a percentage of revenues was adversely affected by the decline in home videogames sales. The level of advertising activity conducted by Midway in fiscal 2000 was based on a higher expected level of sales that did not occur. Fiscal 2000 was also adversely impacted by $2,853,000 for the write-down of certain unamortized personal computer distribution rights acquired in 1998.

ADMINISTRATIVE EXPENSE

Administrative expense increased $1,824,000 or $859,000 when excluding the additional $965,000 bad debt expense provided for as a result of the exit from the coin-operated videogame business. Administrative expense excluding the additional bad debt expense was $22,863,000, 13.6% of revenues, in fiscal 2001 compared with $22,004,000, 6.6% of revenues in fiscal 2000. The increase as a percentage of revenues was due to lower revenues.

RESTRUCTURING EXPENSE

Restructuring expense in fiscal 2001 was $6,846,000 and related to the downsizing and the subsequent exiting from the coin-operated business. The restructuring expense for fiscal 2001 includes $2,049,000 for severance for 109 people, $3,070,000 for the disposal of fixed assets, $1,037,000 for lease and other commitments and $690,000 for administrative clean-up activities and other expense.

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OPERATING LOSS

Operating loss in fiscal 2001 was $78,363,000 compared with an operating loss of $20,881,000 in fiscal 2000. Operating loss for fiscal 2001 increased due to the low level of home videogame revenues with a reduced gross profit as a result of the platform transition and continuing product development expenses from developing games for the next generation of platforms. Fiscal 2001 also includes restructuring charges, additional bad debt and inventory write-downs totaling $12,547,000 relating to Midway's exiting from the coin-operated business. The fiscal 2000 operating loss was also due to weaker than anticipated revenues that manifested itself in the second half of the year in an abrupt fashion, which required unusual charges of $25,979,000. For further discussion on restructuring and unusual charges see notes 12 and 15 to the financial statements for the fiscal year ended June 30, 2001 included elsewhere in this prospectus.

INCOME TAXES

The income tax credit was established at an effective rate of 10.2% for fiscal 2001. Midway was required under certain accounting interpretations to provide a valuation allowance against the deferred tax asset resulting in the reduced effective tax credit. Such valuation allowance on the deferred tax asset generated from operating losses will be reversed into income in future periods in which Midway returns to profitability. The credit for income taxes in fiscal 2000 was established at an effective rate of 38.5%.

NET LOSS

Loss applicable to common stock was $69,335,000 or ($1.84) per share for fiscal 2001 compared with a loss of $12,041,000 for fiscal 2000. The fiscal 2001 loss includes a charge of approximately $15,695,000 to provide an allowance for recorded potential future tax benefits resulting from tax operating losses, excluding the restructuring charge. Fiscal 2001 also includes charges of $12,527,000 before taxes for the downsizing and subsequent exiting from the coin-operated videogame business. Excluding these charges the fiscal 2001 loss would have been approximately $41,113,000 or ($1.09) per share. The fiscal 2000 loss includes after tax charges of $16,151,000 or $.43 per share for unusual items that related primarily to the abrupt softening of the home videogame business in fiscal 2000. See notes 12 and 15 to the financial statements included elsewhere in this prospectus for further discussion of unusual charges for fiscal 2001 and fiscal 2000.

Fiscal 2000 compared with fiscal 1999

Revenues decreased $17,930,000 or 5.1% from $351,795,000 in fiscal 1999 to $333,865,000 in fiscal 2000.

HOME VIDEOGAME REVENUES

Home videogame revenues increased $11,801,000 or 5.4% from $217,890,000 in fiscal 1999 to $229,691,000 in fiscal 2000. The increase in home videogame revenues was primarily due to sales by Midway outside of North America, primarily Europe, for the first time and unit sales for the next generation Sega DREAMCAST platform introduced in September 1999 offset, in part, by lower unit sales for the NINTENDO 64 platform and a weak market and lower sales prices for videogames for all platforms in the second half of fiscal 2000. Home videogame revenues in fiscal 2000 include a reduction to revenues of $7,175,000 for a provision for abnormal retail price support.

HOME VIDEOGAME GROSS PROFIT

Home videogame gross profit increased $3,519,000 from $91,850,000, 42.2% of related revenues, in fiscal 1999 to $95,369,000, 41.5% of related revenues, in fiscal 2000. Home videogame cost of sales in fiscal 2000 includes a charge of $7,028,000 for inventory write-downs and $4,004,000 for write-off

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of software development costs. Home videogame gross profit percentage decreased because of the reduction to revenues and the inventory write-down mentioned above.

COIN-OPERATED VIDEOGAME REVENUES

Coin-operated videogame revenues decreased $29,731,000 or 22.2% from $133,905,000 in fiscal 1999 to $104,174,000 in fiscal 2000. The decrease in coin-operated videogame revenues was primarily due to weak market conditions for new coin-operated games and the lack of exceptionally interesting games introduced during the fiscal year. It is believed that the weak market condition is primarily due to reduced player interest in coin-operated games because of the increase in entertainment alternatives available to potential videogame players.

COIN-OPERATED VIDEOGAME GROSS PROFIT

Coin-operated videogame gross profit decreased $13,207,000 or 29.8% from $44,377,000, 33.1% of related revenues, in fiscal 1999 to $31,170,000, 30.0% of related revenues, in fiscal 2000, primarily due to lower revenues in fiscal 2000. Coin-operated videogame gross profit was decreased by $1,907,000 in fiscal 2000 and $2,229,000 in fiscal 1999 for inventory write-downs.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses increased $15,267,000 or 29.1% from $52,427,000, 14.9% of revenues, in fiscal 1999 to $67,694,000, 20.3% of revenues, in fiscal 2000. The increased research and development expense is primarily due to the development of additional home videogames for the new platforms being introduced in the future by the platform manufacturers. During the fourth quarter of fiscal 2000, $1,594,000 was expensed due to the discontinuance of certain home videogames in development.

SELLING EXPENSE

Selling expense increased $13,461,000 or 31.1% from $43,264,000, 12.3% of revenues, in fiscal 1999 to $56,725,000, 17.0% of revenues, in fiscal 2000. The increase in selling expense was primarily from a higher level of advertising expense based on an expected increase in sales volume that did not occur and an increase in marketing staff. The fiscal 2000 selling expense was also increased by $2,853,000 for the write-down of certain unamortized personal computer distribution rights acquired in 1998.

ADMINISTRATIVE EXPENSE

Administrative expense increased $3,563,000 or 19.3% from $18,441,000, 5.2% of revenues, in fiscal 1999 to $22,004,000, 6.6% of revenues, in fiscal 2000 primarily due to opening a foreign sales office and computer related development projects.

RESTRUCTURING EXPENSE

Restructuring expense in fiscal 2000 was $997,000 and represents cost of employee severance. The restructuring primarily further reduces certain functions through the combining of similar activities formerly conducted at different locations.

OPERATING LOSS

Operating loss was $20,881,000 in fiscal 2000. Fiscal 1999 had operating income of $8,328,000, 2.4% of revenues. The fiscal 2000 operating loss adjusted for unusual charges mentioned above and further described in note 15 to the financial statements included elsewhere in this prospectus results in operating income of $4,677,000, 1.4% of revenues. Fiscal 1999 includes unusual charges totaling $13,024,000 from litigation and settlement costs and restructuring expenses net of a credit from a cost overcharge recovery.

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INCOME TAXES

The credit (provision) for income taxes reflects federal, state and foreign income taxes and resulted in an effective rate of 38.5% in fiscal 2000 and 38.0% in fiscal 1999.

NET LOSS

Net loss was $12,041,000 or $(.32) per share in fiscal 2000. Net income was $6,147,000 or $.16 per share, in fiscal 1999. Fiscal 2000 net loss includes after tax charges of $16,151,000 or $.43 per share for unusual items. Fiscal 1999 includes after tax net charges of $8,074,000 or $.21 per share for the net unusual items described above. For unusual items see note 15 to the financial statements included elsewhere in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

During the three months ended September 30, 2001, cash used by operating, investing and financing activities was $14,301,000 compared with cash used of $4,924,000 in the three months ended September 30, 2000.

Cash used by operating activities before changes in operating assets and liabilities was $1,968,000 in the three months ended September 30, 2001 compared to cash used of $11,408,000 in the three months ended September 30, 2000. Such cash usage for the three months ended September 30, 2001 was lower than the prior year's period because of a smaller net loss. Part of the prior year's net loss was reduced by a deferred income tax credit.

The changes in the operating assets and liabilities, as shown in our condensed statements of cash flows included elsewhere in this prospectus, resulted in a cash outflow of $16,888,000 in the three months ended September 30, 2001 and a cash inflow of $9,876,000 for the three months ended September 30, 2000. The cash outflow for the three months ended September 30, 2001 was primarily due to the funding of increased net receivables and increased capitalized software development costs, offset in part by increased payables and accruals. The cash inflow for the three months ended September 30, 2000 was primarily due to a refund of income tax coupled with lower inventories and increased current liabilities offset in part by increased account receivables from their June 30, 2000 balances.

Cash used by operating activities before changes in operating assets and liabilities was $51,917,000 in fiscal 2001 compared to cash provided of $24,157,000 in fiscal 2000. The fiscal 2001 cash used by operating activities before changes in operating assets and liabilities was primarily due to the net loss. Although fiscal 2000 had a net loss of $12,041,000, cash was provided by operating activities before changes in operating assets and liabilities because of the addback of the large non-cash items.

The changes in the operating assets and liabilities, as shown in our consolidated statements of cash flows included elsewhere in this prospectus, resulted in a cash inflow of $49,306,000 in fiscal 2001 and an outflow of $24,814,000 in fiscal 2000. The fiscal 2001 inflow from changes in operating assets and liabilities was primarily due to reduction in inventories and income tax receivable. The fiscal 2000 outflow was primarily due to reduced accounts payable and accruals balances and increased prepaid income taxes.

Cash used for the purchase of property and equipment during the three months ended September 30, 2001 was $1,891,000 compared with $3,375,000 for the three months ended September 30, 2000.

Cash used for investing activities in fiscal 2001 included $10,444,000 for the purchase of property and equipment and $21,000,000 for the net change of short-term investments. Cash used for investing activities in fiscal 2000 was for the purchase of property and equipment of $11,273,000.

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The net change in short-term investments reduced cash by $7,000,000 in the three months ended September 30, 2001. The change is due to temporarily investing cash in certain investments that provide a high degree of liquidity but are not considered cash equivalents.

Cash provided by financing activities in fiscal 2001 was $40,302,000 compared with cash used by financing activities of $5,595,000 in fiscal 2000. In fiscal 2001, Midway sold Series B redeemable convertible preferred stock and warrants for $39,400,000, net of cash issuance cost. Cash received in fiscal 2001 from the exercise of common stock options was $1,086,000. Cash received in fiscal 2000 from the exercise of common stock options was $1,125,000. In fiscal 2000, $6,720,000 of cash was used in the purchase of treasury shares.

Midway received proceeds of $1,000,000 and $23,000 for the issuance of 124,983 and 2,922 shares of Midway's common stock from the exercise of common stock options during the three months ended September 30, 2001 and September 30, 2000, respectively.

During the three months ended September 30, 2001, Midway received net proceeds of $12,425,000 for the issuance of 1,312.5 shares of additional Series B preferred stock. For additional information, see note 7 to the condensed consolidated financial statements for the three months ended September 30, 2001 included elsewhere in this prospectus.

The home videogame business is highly seasonal and significant working capital is required to finance high levels of inventories and accounts receivable during certain months of the fiscal year. In addition, one platform manufacturer that manufactures home videogames for Midway requires letters of credit for the full purchase price at the time a purchase order is accepted.

Midway has established a line of credit that provides for borrowings and letters of credit with a $15,000,000 availability until July 1, 2002, $40,000,000 thereafter until January 31, 2003 and then $15,000,000 until the March 2003 maturity. The agreement requires, among other things, that Midway maintains a minimum level of stockholders' equity and a specified ratio of accounts receivable to amounts outstanding under the line of credit and prohibits the payment of dividends on common stock. Substantially all the assets of Midway are pledged as collateral under the credit agreement. There were no borrowings under the credit line, and $672,000 of letters of credit were outstanding, at September 30, 2001.

Management believes that cash and cash equivalents, short-term investments, cash flow from operations and amounts available under the line of credit will be adequate to fund the anticipated levels of inventories, accounts receivable and commitments required in the operation of the business and Midway's other presently anticipated needs for the next twelve months.

IMPACT OF INFLATION

During the past three years, the level of inflation affecting Midway has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will continue to be dependent on the prevailing competitive environment and the acceptance of our products in the market place.

SEASONALITY

The home videogame business is highly seasonal and historically has resulted in higher revenues and operating profit in the first and second quarters of the June 30 fiscal year due to customer purchases preceding the year-end retail holiday selling season.

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Business

We are a leading developer and publisher of interactive entertainment software. Midway and our predecessors have been in the business of creating videogames for more than 20 years and have published over 400 titles in that time. We have published videogames for every major platform, including Sony's PLAYSTATION, the NINTENDO 64, SNES, GAME BOY, GAME BOY COLOR, Sega's DREAMCAST, SATURN and GENESIS, and coin-operated arcade games. We currently develop and publish games for play on all major next generation home videogame consoles and handheld game platforms, including Sony's PLAYSTATION 2, Microsoft's XBOX and Nintendo's GAMECUBE and GAME BOY ADVANCE. Our titles include many of the most popular game genres such as action, adventure, driving, extreme sports, fighting, role-playing, sports and strategy.

Over the years, we have released many successful videogames, including MORTAL KOMBAT, a line of games that has sold over 19 million copies, SPYHUNTER, NHL HITZ 20-02, READY 2 RUMBLE BOXING, HYDRO THUNDER, SAN FRANCISCO RUSH EXTREME RACING, NFL BLITZ, AREA 51, CRUIS'N USA, NBA JAM, RAMPAGE, GAUNTLET, JOUST, DEFENDER, CENTIPEDE, ASTEROIDS and PONG. Although coin-operated games were a traditional strength of ours, in June 2001 we decided to exit the coin-operated arcade games business because of the contraction of the arcade game market. We now focus entirely on developing and publishing new titles for the next generation videogame platforms because we believe that these platforms will create the strongest demand for videogames in the future.

INDUSTRY OVERVIEW

The interactive entertainment industry is comprised of game hardware manufacturers and videogame software publishers. Game hardware platforms include home game consoles, self-contained handheld platforms and personal computers.

Historically, a new generation of more technologically advanced game consoles has reached the market every four to five years. Each new generation, or cycle, of hardware has resulted in larger numbers of consoles being purchased, referred to in the industry as a larger "installed base." At the beginning of each cycle, during the period of rapid growth in the installed base of the new generation of consoles, the interactive entertainment software industry has experienced rapid periods of expansion, as buyers purchase videogames for their new consoles.

The following table illustrates the evolution of the principal platforms of both console and handheld devices since 1989.

Manufacturer           Product Name           Year of U.S. Introduction  Technology
----------------------------------------------------------------------------------------------
HOME CONSOLES:
Sega                   Genesis                         1989              16-bit
Nintendo               SNES                            1991              16-bit
Sega                   Saturn                          1995              32-bit
Sony                   PlayStation                     1995              32-bit
Nintendo               Nintendo 64                     1996              64-bit
Sega                   Dreamcast                       1999              128-bit
Sony                   PlayStation 2                   2000              128-bit
Microsoft              Xbox                            2001              128-bit
Nintendo               GameCube                        2001              128-bit
HANDHELD PLATFORMS:
Nintendo               Game Boy                        1989              8-bit
Nintendo               Game Boy Color                  1998              8-bit
Nintendo               Game Boy Advance                2001              32-bit

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The industry is currently completing a transition from 32- and 64-bit home game consoles to the next generation 128-bit consoles, with the release of Sony's PLAYSTATION 2 in October 2000 and the release of the Nintendo GAMECUBE and Microsoft XBOX in November 2001. Similarly, the 8-bit GAME BOY COLOR handheld platform, introduced in 1998, is now being replaced by the 32-bit GAME BOY ADVANCE, introduced in June 2001.

The demand for these new platforms has been significant. For example, Sony has shipped approximately 20 million PLAYSTATION 2 units as of September 30, 2001. We believe that the popularity of the new platforms is due to their ability to offer one or more of the following features:

- more realistic graphics and game play through 128-bit and 32-bit technology processing speeds, more memory and better graphical resolution;

- backwards compatibility, or the ability to play the respective platforms' previous generation of games;

-  broad entertainment capabilities, including Internet access; and

-  the ability to watch DVD movies.

As the installed base of next generation platforms grows, we expect that the demand for game software for these platforms will continue to increase. Forrester, an independent market research firm, projects that, in the U.S. alone, console manufacturers and software publishers will generate
$29.4 billion in revenues in 2005. Forrester also projects that $12.8 billion of those revenues will be generated by videogame software publishers.

Interactive entertainment software has increasingly become a mainstream entertainment choice for a maturing, more technologically sophisticated audience. Consumer demographics for interactive entertainment software have expanded in recent years to include segments of the market not previously interested in videogames. According to Interactive Digital Software Association, 57% of all Americans who play videogames most frequently are over the age of 18. International Data Corporation, or IDC, estimates that the household penetration rate for videogame consoles in the U.S. is approximately 42%.

Many of the 128-bit hardware platforms, such as Sony's PLAYSTATION 2 and Microsoft's XBOX, utilize a DVD software format and have the potential to serve as home entertainment centers by doubling as a player for DVD movies and compact discs. The ability of the next generation game consoles to serve as multi-purpose entertainment devices with DVD and Internet capabilities should have crossover appeal to a segment of the market that might not otherwise be inclined to purchase game consoles.

OUR BUSINESS STRATEGY

We seek to enhance our operating performance by increasing the number of high quality videogames we make available for the next generation platforms. Highlights of our business strategy include:

DEVELOP GAMES FOR MULTIPLE NEXT GENERATION GAME PLATFORMS. We are focusing on developing games for play on all the next generation platforms. The processing power of the next generation platforms allows for faster, more complex graphics and superior game design capabilities compared to the prior generation platforms. We have shifted our development teams from creating games for prior generation platforms to concentrate on developing superior quality games for these next generation videogame platforms. As the installed base of the next generation platforms grows, we expect increasing sales of our games.

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The following table lists our new games scheduled for release through
December 31, 2002 for next generation platforms:

Title                          Category       Next Generation Platform(s)     Release Quarter Ending
----------------------------------------------------------------------------------------------------
MIDWAY'S GREATEST ARCADE HITS  Classic        Game Boy Advance                December 2001
ARCTIC THUNDER                 Driving        Xbox                            December 2001
SHADOW HEARTS                  Role-playing   PlayStation 2                   December 2001
NHL HITZ 20-02                 Sports         Xbox; GameCube                  December 2001
RAMPAGE PUZZLE ATTACK          Puzzle         Game Boy Advance                December 2001
CRUIS'N VELOCITY               Driving        Game Boy Advance                December 2001
ULTIMATE MORTAL KOMBAT         Fighting       Game Boy Advance                December 2001
NFL BLITZ 20-02                Sports         PlayStation 2; Xbox; GameCube   March 2002
MLB SLUGFEST                   Sports         PlayStation 2                   March 2002
SPYHUNTER                      Action         Xbox; GameCube                  March 2002
GRAVITY GAMES BMX              Extreme        PlayStation 2; Xbox; GameCube   June 2002
                               sports
RED CARD SOCCER                Sports         PlayStation 2; Xbox; GameCube   June 2002
FIREBLADE                      Action         PlayStation 2                   June 2002
LEGION: LEGEND OF EXCALIBUR    Strategy       PlayStation 2                   June 2002
MLB SLUGFEST                   Sports         Xbox; GameCube                  June 2002
GAUNTLET DARK LEGACY           Action         GameCube                        June 2002
MORTAL KOMBAT 5                Fighting       PlayStation 2; Xbox;            September 2002
                                              GameCube; Game Boy Advance
NFL BLITZ 20-03                Sports         PlayStation 2; Xbox;            September 2002
                                              GameCube; Game Boy Advance
NHL HITZ 20-03                 Sports         PlayStation 2; Xbox; GameCube   September 2002
LEGION: LEGEND OF EXCALIBUR    Strategy       Xbox                            September 2002
NBA BASKETBALL                 Sports         PlayStation 2; Xbox; GameCube   December 2002
DEFENDER                       Action         PlayStation 2; Xbox; GameCube   December 2002
FREAKY FLIERS                  Adventure      PlayStation 2; Xbox; GameCube   December 2002
DR. MUTO                       Adventure      PlayStation 2; GameCube         December 2002

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LEVERAGE OUR PROVEN FRANCHISES AND LIBRARY VALUE.  Many of our games were best-sellers and the most-frequently played games in their time. We continue to hold these properties as valuable assets that may be leveraged in the future. The popularity of many of our games has enabled us to successfully market sequels, including the following:

-----------------------------------------------------------------------------------------------
Title of Classic         Original Release Date   Sequel Title(s)
-----------------------------------------------------------------------------------------------
SPY HUNTER                      1983             -  SPYHUNTER
-----------------------------------------------------------------------------------------------
GAUNTLET                        1985             -  GAUNTLET LEGENDS
                                                 -  GAUNTLET DARK LEGACY
-----------------------------------------------------------------------------------------------
RAMPAGE                         1986             -  RAMPAGE WORLD TOUR
                                                 -  RAMPAGE 2 UNIVERSAL TOUR
                                                 -  RAMPAGE THROUGH TIME
                                                 -  RAMPAGE PUZZLE ATTACK
-----------------------------------------------------------------------------------------------
MORTAL KOMBAT                   1992             -  MORTAL KOMBAT II
                                                 -  MORTAL KOMBAT 3
                                                 -  ULTIMATE MORTAL KOMBAT 3
                                                 -  MORTAL KOMBAT 4
                                                 -  MORTAL KOMBAT TRILOGY
                                                 -  MORTAL KOMBAT MYTHOLOGIES: SUB-ZERO
                                                 -  MORTAL KOMBAT GOLD
                                                 -  MORTAL KOMBAT SPECIAL FORCES
-----------------------------------------------------------------------------------------------
NBA JAM                         1993             -  NBA HANGTIME
                                                 -  NBA SHOWTIME: NBA ON NBC
                                                 -  NBA HOOPZ
-----------------------------------------------------------------------------------------------
CRUIS'N USA                     1994             -  CRUIS'N WORLD
                                                 -  CRUIS'N EXOTICA
                                                 -  CRUIS'N VELOCITY
-----------------------------------------------------------------------------------------------
SAN FRANCISCO RUSH              1996             -  RUSH 2: EXTREME RACING USA
  EXTREME RACING                                 -  SAN FRANCISCO RUSH 2049
-----------------------------------------------------------------------------------------------
NFL BLITZ                       1997             -  NFL BLITZ 2000
                                                 -  NFL BLITZ 2001
                                                 -  NFL BLITZ 20-02
-----------------------------------------------------------------------------------------------
READY 2 RUMBLE BOXING           1999             -  READY 2 RUMBLE BOXING: ROUND 2
-----------------------------------------------------------------------------------------------

Our most successful and profitable home videogame franchise has been MORTAL KOMBAT with over 19 million units sold. We have also licensed two television and two film adaptations of MORTAL KOMBAT and granted merchandising licenses for toys, clothing, comic books, strategy guides and other product lines. Additionally, we plan to release a new sequel in the MORTAL KOMBAT series, MORTAL KOMBAT 5, in the third quarter of 2002. We have also leveraged our large library of "hit" titles for home play by releasing "arcade classics" collections and entering into syndication agreements. We have released 12 collections of arcade classic games for home consoles and nine arcade classic products for handheld platforms. We have entered into several syndication agreements to license classic videogames for play on a variety of gaming mediums, including websites, handheld personal digital assistants, cell phones and interactive television. We believe that we can continue to leverage our large library of games to produce additional successful titles in the future.

CONTINUE TO EXPAND OUR SPORTS CATEGORY. We have enjoyed strong sales from our line of sports games. Our titles in this popular category, such as NHL HITZ, NFL BLITZ, NBA HOOPZ, and READY 2 RUMBLE BOXING, are characterized by extreme game play and the superhuman abilities of the characters in these games, which we refer to as "over-the-top" sports entertainment. We believe our "over the top" style

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makes these games popular among sports videogame fans. We are developing similar
"over-the-top" games for other sports, including baseball and soccer, for anticipated release in 2002.

STRATEGIC MANAGEMENT OF OUR IN-HOUSE DEVELOPMENT GROUP. We seek to enhance and retain our large in-house development staff, employing approximately 440 individuals who work in teams to create our games. Our creative teams have a long history of developing successful titles. We believe that employing in-house developers provides us with the following advantages over competitors that rely more heavily on third-party developers:

- we have more control over product quality, scheduling and costs, enhancing our ability to release titles on time;

- our in-house development teams are more likely to collaborate with each other, sharing development techniques and useful experience to form a strong collective and creative environment;

-  we can focus their efforts quickly to meet the needs of key projects;

-  we can use the same producer for both an original game and its sequels; and

- we are not subject to the competing needs of other publishers, which is a particular benefit prior to the crucial year-end holiday selling season.

EXPAND INTERNATIONAL SALES. We believe that we can further expand our presence in foreign markets. In fiscal 2000, we opened an office in the United Kingdom to conduct sales of our products in Europe and Australia. In addition, we signed an agreement giving Koei Net Co., Ltd. the exclusive right to distribute selected home videogames in Japan and several other east Asian countries. We expect that Koei will shortly begin to distribute READY 2 RUMBLE BOXING: ROUND 2 for the PLAYSTATION 2 and GAME BOY ADVANCE and GAUNTLET DARK LEGACY and SPYHUNTER for the PLAYSTATION 2. To further expand our international presence, we are developing titles that are customized for these foreign markets.

PRODUCTS

We currently sell games for all major videogame platforms, including the next generation PLAYSTATION 2, XBOX, GAMECUBE and GAME BOY ADVANCE platforms, as well as the DREAMCAST, PLAYSTATION, NINTENDO 64 and GAME BOY COLOR.

During the quarter ended September 30, 2001, we released the following home videogames:

Game Title                                Category  Platform
--------------------------------------------------------------------------------------------
SPYHUNTER                                 Action    PlayStation 2
NHL HITZ 20-02                            Sports    PlayStation 2
ARCTIC THUNDER                            Driving   PlayStation 2
NFL BLITZ 20-02                           Sports    Game Boy Advance

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During fiscal 2001, we released the following home videogames:

Game Title                                Category  Platform(s)
--------------------------------------------------------------------------------------------
ARMY MEN SARGE'S HEROES                   Action    Dreamcast
CART FURY                                 Driving   PlayStation 2
CRUIS'N EXOTICA                           Driving   Nintendo 64; Game Boy Color
DESTRUCTION DERBY RAW                     Driving   PlayStation
FORMULA ONE 2000                          Driving   PlayStation
GAUNTLET DARK LEGACY                      Action    PlayStation 2
GREATEST ARCADE HITS VOL. 1               Classic   Nintendo 64
MUPPET MONSTER ADVENTURE                  Action    PlayStation
MUPPET RACE MANIA                         Driving   PlayStation
NBA HOOPZ                                 Sports    PlayStation 2; Dreamcast; PlayStation;
                                                    Game Boy Color
NFL BLITZ 2001                            Sports    Dreamcast; Nintendo 64; PlayStation;
                                                    Game Boy Color
READY 2 RUMBLE BOXING: ROUND 2            Sports    PlayStation 2; Dreamcast; Nintendo 64;
                                                    PlayStation; Game Boy Advance
ROLLCAGE STAGE 2                          Driving   PlayStation
SAN FRANCISCO RUSH 2049                   Driving   Dreamcast; Nintendo 64; Game Boy Color
STUNT RACER 3000                          Driving   Nintendo 64
TEAM BUDDIES                              Strategy  PlayStation

During fiscal 2000, we released the following home videogames:

Game Title                                Category  Platform(s)
--------------------------------------------------------------------------------------------
ARCADE PARTY PAK                          Classic   PlayStation
BILLY BOB'S HUNTIN' N FISHIN'             Action    Game Boy Color
COLONY WARS III: RED SUN                  Action    PlayStation
4 WHEEL THUNDER                           Driving   Dreamcast
GAUNTLET LEGENDS                          Action    Dreamcast; Nintendo 64; PlayStation
HYDRO THUNDER                             Driving   Dreamcast; Nintendo 64; PlayStation
JACKIE CHAN STUNTMASTER                   Action    PlayStation
KURT WARNER'S ARENA FOOTBALL UNLEASHED    Sports    PlayStation
MARBLE MADNESS                            Classic   Game Boy Color
MIDWAY'S GREATEST ARCADE HITS--VOL. 1     Classic   Dreamcast
MORTAL KOMBAT GOLD                        Fighting  Dreamcast
MORTAL KOMBAT SPECIAL FORCES              Action    PlayStation
NBA SHOWTIME: NBA ON NBC                  Sports    Dreamcast; Nintendo 64; PlayStation;
                                                    Game Boy Color
NFL BLITZ 2000                            Sports    Dreamcast; Nintendo 64; PlayStation;
                                                    Game Boy Color
PAPERBOY                                  Action    Nintendo 64
RAMPAGE 2: UNIVERSAL TOUR                 Action    Game Boy Color
RAMPAGE THROUGH TIME                      Action    PlayStation
RAMPART                                   Classic   Game Boy Color
READY 2 RUMBLE BOXING                     Sports    Dreamcast; Nintendo 64; PlayStation;
                                                    Game Boy Color
TOOBIN'                                   Classic   Game Boy Color

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PRODUCT DEVELOPMENT

We seek to develop videogames that are action-packed and exciting, and which provide sufficient challenge at various levels of proficiency to encourage repeated play. Our game development personnel are organized in teams. The producers manage the work of the other team members and are responsible for the overall design of the game. Each concept is reviewed initially for technical feasibility and evaluated relative to several factors, including whether the proposed product fits within our general strategy and profitability objectives. Our management team meets regularly to formally review and evaluate the progress and quality of each title in development.

The game design teams operate in a studio environment that encourages creativity, productivity and cooperation among design teams. We believe that this environment, together with a compensation structure that rewards design teams for the success of their games, enables us to attract and retain game designers that are among the best in the industry.

The designers are supported by state-of-the-art design technology that allows for the creation of cutting-edge, three-dimensional graphics and advanced audio effects. We have developed and maintain a substantial library of proprietary software and development tools. Use of these tools streamlines the development process, allowing members of the development teams to focus their efforts on the play and simulation aspects of the product under development. We have also developed software tools to expedite conversion of software from one hardware format to another and to provide sound and special visual effects. We continually create new software and development tools and refine and upgrade our existing tools.

Development of a next generation videogame generally takes 18 to 24 months or longer and typically costs at least $2.0 million and, depending on the specific software requirements, may cost up to $5.0 million. Because of the increasingly complex technology and software involved, both the time and cost to develop games have increased during the past few years. We believe that we can generate significant incremental revenue from our games by introducing them on additional platforms at a much lower cost than the development cost for introducing the game on the first platform. Converting an existing next generation game from one platform to another is expected to take three to 12 months, which may overlap with the development period of the original version of the game, and to cost at least $500,000. We use both our own personnel and independent third parties to develop and convert videogames.

We are generally obligated to submit games to the platform manufacturers for approval prior to publishing a game for their platforms. Additionally, prior to release, each product undergoes careful quality assurance testing which involves technical review of each component of the final product and testing on the applicable platforms.

We incurred research and development expenses of $61.6 million in fiscal 2001 compared to $67.7 million in fiscal 2000 and $52.4 million in fiscal 1999. During the three months ended September 30, 2001, we charged to expense $5.9 million of research and development.

From time to time, we have purchased distribution rights to some games under development by third parties for various home videogame platforms. Some of these games are sequels to games which have previously been successfully released. From time to time we may also purchase the right to adapt and market games owned by third parties from one platform to another, where we believe that success on the original platform suggests a probability of success on the other platform.

We endeavor to comply with the rules established by a domestic ratings board voluntarily established by the videogame industry and some foreign countries' ratings boards, and we label our products with

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these ratings. We believe that ratings labels as to the violence contained in videogames will not have an adverse effect upon us so long as ratings are consistently applied throughout the industry.

MARKETING AND DISTRIBUTION

We market videogames for play on home and handheld platforms under the Midway trademark. We market through our internal sales staff and through independent sales representatives to approximately 14,000 stores, including:

-  mass merchandisers;

-  foreign, national and regional retailers;

-  discount store chains;

-  video rental retailers; and

-  entertainment software distributors and re-sellers.

It is customary for the sales representatives and distributors of our home games who are assigned specific customers to also distribute games produced by other manufacturers. Distribution channels are dominated by a select group of companies, and a publisher's access to retail shelf space is a significant competitive factor. Our principal customers for home videogames are mass merchandisers such as Toys "R" Us, Wal-Mart and Target. Sales to our largest customer, Wal-Mart, represented 15.9% of our home videogame revenues and 11.1% of our total revenues in fiscal 2001. Sales to our second-largest customer, Toys "R" Us, represented 14.6% of our home videogame revenues and 10.2% of our total revenues in fiscal 2001. The percentage of our total revenues represented by these customers is expected to increase because we have discontinued our coin-operated videogame products. Consequently, substantially all of our revenues will be from sales of videogames for home and handheld platforms. We warrant our home videogames for a period of 90 days.

Our distribution efforts are supported by marketing programs, which emphasize product awareness, brand recognition, dealer merchandising opportunities and celebrity endorsements. Our marketing activities include television and print advertising, retail store promotions, direct mailings, user support programs and our web site. We also utilize a store-oriented marketing approach, which includes point-of-purchase promotions, use of display cards and other forms of merchandise displays. We provide technical support for our home products through our customer support department, which is staffed by personnel trained to respond to customer inquiries.

Our office in the United Kingdom sells both through distributors and directly to retailers in Europe and Australia. In addition, pursuant to our distribution agreement with Koei Net Co., Ltd., Koei has the exclusive right to distribute selected console games in Japan and several other east Asian countries. We expect that Koei will shortly begin to distribute READY 2 RUMBLE BOXING:
ROUND 2 for the PLAYSTATION 2 and GAME BOY ADVANCE and GAUNTLET DARK LEGACY and SPYHUNTER for the PLAYSTATION 2.

MANUFACTURING

The manufacturers of the home and handheld game platforms generally manufacture our home videogames for us, either themselves or through their designees, as required by the applicable platform license. Platform manufacturers typically retain the right to approve the games to be released under manufacturing and licensing arrangements. The platform manufacturers charge us a fixed amount for each software disc or cartridge that they manufacture or a royalty if third parties perform the

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manufacturing. This charge generally includes a manufacturing, printing and packaging fee, as well as a royalty for the use of the manufacturer's name and proprietary information and technology. The platform manufacturer may change its fee amount without our consent. We are responsible in most cases for resolving, at our expense, any applicable warranty or repair claim. To date, we have not experienced any material costs from warranty or repair claims.

Production is based upon estimated demand for each specific title. The level of the inventory of finished goods depends upon market demand during the life of a specific game title. At the time a product is approved for manufacturing, we must generally provide the platform manufacturer with a purchase order for that product and, for one platform manufacturer, an irrevocable letter of credit for 100% of the purchase price. Most of our products are manufactured for us on an "as is" and "where is" basis, and delivery is at our expense and risk. Initial orders generally require 15 to 45 days to manufacture depending on the platform. Reorders of disc-based products generally require only seven to 14 days to manufacture, while reorders of cartridge-based products require approximately 30 to 40 days to manufacture. Shipping of orders requires an additional three to ten days, depending on the mode of transport and location of the manufacturer. Only the NINTENDO 64, GAME BOY COLOR and GAME BOY ADVANCE use cartridges. The next generation home consoles are all disc-based.

We lease a warehouse facility in Dallas, Texas, from which we distribute home videogames to North and South America. Some products are imported into the United States, inspected by customs agents and transferred to our warehouse facility, where they are unpacked and shipped to our customers. At times, some components of these products are assembled into finished products for us by third parties prior to their transfer to our warehouse facility. We participate in the electronic data interchange program maintained by most of our large customers for home games. We generally fill re-orders from inventory within two days. As a result, home videogames traditionally have no backlog of orders.

We accept product returns for defective products. In addition, sometimes we provide replacements, markdowns or other credits on varying terms to customers holding slow-moving inventory of our home videogames. At the time of product shipment, we establish reserves, including reserves under our policies for price protection and returns of defective products, which estimate the potential for future returns of products based on historical return rates, seasonality of sales, retailer inventories of our products and other factors.

LICENSES AND INTELLECTUAL PROPERTY

PLATFORM LICENSES. The major platform manufacturers require that publishers obtain a license from them to publish games for play on their platforms. We have non-exclusive licenses from Nintendo, Sony, Microsoft and Sega under which we develop and market software products for their current platforms. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

Upon expiration of a platform license, we usually have a limited period to sell off our inventory subject to that license, after which time any remaining inventory is generally required to be destroyed. Nintendo, Microsoft, Sony and Sega are the largest publishers of software for use on their respective systems, and they compete directly with us.

INTELLECTUAL PROPERTY LICENSES. While we develop original proprietary games, some of our games are licensed from third party developers or based on trademarks and other rights and properties owned by third parties, such as the National Basketball Association, National Hockey League and the National Football League or their respective players' associations. Typically, we are obligated to make minimum

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guaranteed royalty payments over the term of these licenses and to advance payment against these guarantees. License agreements generally extend for a term of two to three years, are terminable in the event of a material breach by us, including failure to pay any amounts owing to the licensor in a timely manner, and other events. Some licenses are limited to specific territories or platforms. Each license typically provides that the licensor retains the right to leverage the licensed property for all other purposes, including the right to license the property for use with other products and, in some cases, software for other interactive hardware platforms.

PATENT, TRADEMARK AND COPYRIGHT PROTECTION. Each software title may embody a number of separately protected intellectual property rights, including:

-  trademarks associated with elements of the game, such as team logos;

-  trademarks under which the game is marketed;

- the copyrights for the game software, including the game's audiovisual elements; and

-  the patents for inventions in the game software.

We have over 1,000 trademark registrations worldwide for our games, and we apply for trademark protection for all of our game titles, other than those licensed from third parties. Notwithstanding our patent, copyright and trademark protection, preventing and/or bringing infringement actions against unauthorized duplication of software products is difficult and costly.

Each home game also includes patents, copyrights and trademarks licensed from the platform manufacturer. Elements of some of our titles are owned by third parties and licensed to us. We rely on these third parties for protection of our licensed intellectual property rights. Their failure to adequately protect these rights could have a material adverse effect on us.

The platform manufacturers incorporate security devices in the games that they manufacture for us, and also in their platforms, which seek to prevent unlicensed software products from being played on their platforms. We rely upon each platform manufacturer for protection of this intellectual property from infringement. We bear the risk of claims of infringement brought by third parties arising from the sale of software with respect to intellectual property produced by us or supplied by third party developers and embodied in our software products. Our agreements with these outside developers generally require the developers to indemnify us for costs and damages incurred in connection with these claims. These software developers, however, may not have sufficient resources to indemnify us for any claims that may arise.

COMPETITION

The interactive entertainment software business is highly competitive. It is characterized by the continuous introduction of new titles and the development of new technologies. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than ours.

We compete with Nintendo, Microsoft and Sony, who publish software for their respective systems. Although Sega announced that it will no longer manufacture videogame platforms, it will continue to be a major videogame software publisher. We also compete with numerous other companies licensed by the platform manufacturers to develop software products for use with their respective systems. These competitors include Acclaim, Activision, Capcom, Eidos, Electronic Arts, Infogrames, Konami, Lucas Arts, Namco, Take-Two Interactive, THQ, 3DO, and Ubi Soft, among others. We face

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Business
--------------------------------------------------------------------------------

additional competition from the entry of new companies, including large diversified entertainment companies, into our market.

EMPLOYEES

As of November 23, 2001, we had approximately 570 employees, approximately 440 of whom are members of our development staff. We believe that our relations with our employees are satisfactory.

FACILITIES

In addition to our principal offices located at 2704 West Roscoe Street, Chicago, Illinois, we have:

-  design and development offices in Milpitas and San Diego, California;

-  warehouse and distribution facilities in Dallas, Texas; and

- sales and marketing offices in Corsicana, Texas, Milpitas, California and London, England.

LEGAL PROCEEDINGS

On April 12, 1999, a wrongful death action was commenced against us and other companies by the administrators for three children who were murdered in 1997 by Michael Carneal at the Heath High School in McCracken County, Kentucky. The action, entitled JAMES, ET AL. V. MEOW MEDIA, ET AL. was brought in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99CV96-J against 25 defendants. The defendants included 18 companies in the videogame business, among others. The complaint alleged, with respect to Midway and other videogame companies, that Carneal, then 14 years old, was influenced by the allegedly violent content of unspecified videogames and that the videogame manufacturers and suppliers were liable for Carneal's conduct. The complaint sought $10 million in compensatory damages with respect to each of the three children and $100 million in punitive damages.


The action was dismissed against all defendants by order entered April 6, 2000. The plaintiffs have appealed this order to the United States Court of Appeals for the Sixth Circuit. Briefs have been submitted by all parties on the appeal. A hearing was held before the Sixth Circuit on November 28, 2001, and we are awaiting a ruling from the court. We intend to defend this action vigorously.


On April 19, 2001, a class action was commenced against us and other companies by individuals representing the victims (parents, teachers, students living, injured and deceased) of the shootings by Eric Harris and Dyland Klebold on April 20, 1999 at Columbine High School in Jefferson County, Colorado. The action, entitled SANDERS, ET AL. V. MEOW MEDIA, ET AL., was brought in the U.S. District Court for the District of Colorado, Civil Action No. 01--0728 against 25 defendants. The defendants include 18 companies in the videogame business, among others. The complaint alleges, with respect to Midway and other videogame companies, that Harris and Klebold, then 17 years old, were influenced by the allegedly violent content of unspecified videogames and that the videogame manufacturers and suppliers are liable for Harris' and Klebold's conduct. The complaint seeks up to $10 million in compensatory damages for each of the members of the plaintiff class and $5 billion in punitive damages and relief "necessary to correct the abuses of the violent videogame industry & its marketing of these wares to children." The court has stayed all discovery pending the briefing of motions to dismiss the complaint. Plaintiffs have timely responded to the motions to dismiss. Reply briefs are being filed by the defendants. Our reply brief was timely filed. The court has not scheduled a hearing on the various motions filed by the defendants. We intend to defend this action vigorously.

We currently and from time to time are involved in other litigation incidental to the conduct of our business, none of which, in our opinion, is likely to have a material adverse effect on us.

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Management

Below is information about our officers and directors. Neil D. Nicastro is the son of Louis J. Nicastro; otherwise, there is no family relationship between any of our directors or executive officers. Directors are elected for staggered three year terms to succeed those directors whose terms expire.

Name                                       Age   Position(s) with Midway
------------------------------------------------------------------------------------------------------------
Neil D. Nicastro....................        45   Chairman of the Board, President, Chief Executive Officer
                                                 and Chief Operating Officer
Kenneth J. Fedesna..................        52   Executive Vice President--Product Development and Director
Thomas E. Powell....................        40   Executive Vice President, Chief Financial Officer and
                                                 Treasurer
Deborah K. Fulton...................        38   Vice President, Secretary and General Counsel
Harold H. Bach, Jr..................        69   Director
William C. Bartholomay..............        73   Director
William E. McKenna..................        82   Director
Norman J. Menell....................        70   Director
Louis J. Nicastro...................        73   Director
Harvey Reich........................        72   Director
Ira S. Sheinfeld....................        63   Director
Gerald O. Sweeney, Jr...............        49   Director
Richard D. White....................        47   Director

NEIL D. NICASTRO joined our Board in 1988 and has been our President and Chief Operating Officer since 1991. In 1996, Mr. Nicastro became Chairman of the Board and Chief Executive Officer, having served as Co-Chief Executive Officer since 1994. Mr. Nicastro also served in other executive positions for us in the past. Mr. Nicastro has served as a director of WMS Industries Inc., our former parent company, since 1986 and as consultant to WMS since April 1998. Mr. Nicastro became sole Chief Executive Officer of WMS in 1996, Co-Chief Executive Officer in 1994, President in 1991 and Chief Operating Officer in 1991. Mr. Nicastro resigned his officerships with WMS in April 1998.

KENNETH J. FEDESNA joined our Board in 1996. He has been our Executive Vice President--Product Development since May 2000 and was our Executive Vice President--Coin-Op Video from 1996 until May 2000. Mr. Fedesna served as our Vice President and General Manager from 1988 to 1996. He also served as Vice President and General Manager of Williams Electronics Games, Inc., a subsidiary of WMS, for over five years until August 1999.

THOMAS E. POWELL joined us as Executive Vice President--Finance and Treasurer in April 2001. On September 28, 2001, he became our Executive Vice President--Finance, Treasurer and Chief Financial Officer. From June 1997 to February 2001, Mr. Powell was employed by Dade Behring, Inc., a manufacturer of medical equipment, serving most recently as Vice President of Corporate Business Development, Strategic Planning. From 1991 to May 1997, he was employed by Frito-Lay, a division of PepsiCo, Inc., ultimately serving as Director of Finance.

DEBORAH K. FULTON has served as our Vice President, Secretary and General Counsel since May 2000. She was employed by us as Senior Counsel from March 1998 until May 2000 and by WMS as Senior Counsel from 1994 to March 1998. Formerly, she was employed by the law firm of Gardner Carton & Douglas from 1988 until 1994.

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                                                                              41
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Management
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HAROLD H. BACH, JR. joined our Board in 1996. Mr. Bach served as our Executive
Vice President--Chief Financial Officer from April 2001 to September 28, 2001, when he retired. He served us as Executive Vice President--Finance and Chief Financial Officer from 1996 to April 2001. Mr. Bach served as our Senior Vice President--Finance and Chief Financial Officer from 1990 to 1996, and he served as Treasurer from 1994 to April 2001. Mr. Bach also served as Vice President--Finance, Chief Financial and Chief Accounting Officer of WMS for over five years until September 1999. Mr. Bach was a partner in the accounting firms of Ernst & Young (1989-1990) and Arthur Young & Company (1967-1989).

WILLIAM C. BARTHOLOMAY joined our Board in 1996. He has been President of Near North National Group, insurance brokers in Chicago, Illinois for more than five years. He has served as Vice Chairman of Turner Broadcasting System, Inc., a division of AOL-Time Warner, Inc. since 1994, having also held that office during the period 1976-1992. He is Chairman of the Board of the Atlanta Braves baseball team. Mr. Bartholomay is a director of WMS.

WILLIAM E. MCKENNA joined our Board in 1996. He has served as a General Partner of MCK Investment Company, Beverly Hills, California for over five years. He also is a director of Drexler Technology Corporation and WMS.

NORMAN J. MENELL joined our Board in 1996. He has been Vice Chairman of the Board of WMS since 1990 and is a director of WMS. He previously held various executive offices at WMS from 1981 to 1990, including President.

LOUIS J. NICASTRO joined our Board in 1988. He was the Chief Executive Officer of WMS from April 1998 until June 2001 and was also its President from April 1998 to April 2000. He has served as Chairman of the Board of WMS since its incorporation in 1974. Mr. Nicastro also served WMS as Chief Executive Officer or Co-Chief Executive Officer from 1974 to 1996 and as President (1985-1988, 1990-1991), among other executive positions. Mr. Nicastro also served as Chairman of the Board and Chief Executive Officer of WHG Resorts & Casinos Inc. and its predecessors from 1983 until January 1998. He also served as our Chairman of the Board and Chief Executive Officer or Co-Chief Executive Officer from 1988 to 1996 and our President from 1988 to 1991.

HARVEY REICH joined our Board in 1996. He was a member of the law firm of Robinson Brog Leinwand Greene Genovese & Gluck, P.C., New York, New York and its predecessor firms for over five years until his retirement from that firm in July 1998. He is a director of WMS.

IRA S. SHEINFELD joined our Board in 1996. He has been a member of the law firm of Squadron, Ellenoff, Plesent & Sheinfeld LLP, New York, New York for over five years. He is a director of WMS.

GERALD O. SWEENEY, JR. joined our Board in 1996. He has been a member of the law firm Lord, Bissell & Brook, Chicago, Illinois for over five years.

RICHARD D. WHITE joined our Board in 1996. He has been a Managing Director of CIBC Capital Partners, New York, New York, an affiliate of CIBC World Markets Corp. and its predecessor, for over five years. Mr. White is a director of Vestcom International, Inc.

EXECUTIVE COMPENSATION

The summary compensation table below sets forth the compensation earned during the fiscal years ended June 30, 2001, 2000 and 1999 by our Chief Executive Officer and our four next most highly compensated executive officers whose fiscal 2001 salary and bonus exceeded $100,000. During fiscal 2000 and 1999, Messrs. Bach and Fedesna provided services to both WMS Industries Inc. and us. The table below reflects their compensation in those years for service in all capacities to both WMS and

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42
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Management
--------------------------------------------------------------------------------

Midway. Compensation paid to these persons in these years was paid by either WMS or Midway and was reimbursed by, or to, us in amounts equal to our allocated cost under an agreement between WMS and us.

Summary compensation table

                                                                                          Long Term Compensation
                                                                                                  Awards
                                                                                      -------------------------------
                                                Annual Compensation                      Securities
                                   ----------------------------------------------        Underlying         All Other
Name and Principal Position            Year   Salary($)     Bonus($)     Other($)     Options(#)(1)   Compensation($)
---------------------------------------------------------------------------------------------------------------------
Neil D. Nicastro ................    2001           --(2)        --       2,091(4)            --          167,868(5)
  Chairman of the Board and Chief    2000      600,000           --(3)    1,811(4)       450,000(2)       134,500(5)
  Executive Officer, President       1999      600,000      202,700       1,679(4)       911,850          131,842(5)
  and Chief Operating Officer

Harold H. Bach, Jr ..............    2001      315,000           --          --               --               --
  Executive Vice President-Chief     2000      315,000           --          --           50,000               --
  Financial Officer(6)               1999      315,000           --          --           43,842               --

Byron C. Cook ...................    2001      325,000           --       3,450(8)            --               --
  Vice-Chairman of the Board(7)      2000      325,000           --       3,950(8)        50,000               --
                                     1999      325,000           --       3,423(8)       284,955               --

Kenneth J. Fedesna ..............    2001      325,000           --       2,500(4)            --               --
  Executive Vice                     2000      325,000           --       2,500(4)        50,000               --
  President-Product Development      1999      325,000           --       2,500(4)        29,229               --

Deborah K. Fulton ...............    2001      180,000           --          --               --               --
  Vice President, Secretary and      2000      154,846       20,000          --           50,000               --
  General Counsel                    1999      141,000       16,000          --            1,461               --

(1) Grants of Midway stock options in fiscal 1999 were from the 1998 Stock Incentive Plan, which required certain purchases of our common stock by these officers.

(2) On May 4, 2000, our board granted to Mr. Nicastro an option to purchase 300,000 shares of our common stock in lieu of his salary for fiscal 2001, which he has waived. The option is exercisable on or after June 30, 2001 and expires on June 30, 2005. The exercise price is $7.00 per share.

(3) Mr. Nicastro's employment agreement with us permits him to receive advances against estimated bonus payments. Advances were made in the first six months of fiscal 2000 for bonuses accrued that were reversed in the second six months of fiscal 2000 totaling $984,000. Mr. Nicastro will repay these advances out of future compensation that Mr. Nicastro becomes entitled to receive. See "Certain relationships and related transactions--Other related party transactions."

(4) Represents life insurance premiums.

(5) Represents accruals for contractual retirement benefits. See "Employment agreements" below.

(6) Resigned as Executive Vice President--Chief Financial Officer effective at the close of business on September 28, 2001.

(7) Resigned from all offices and as a director effective September 30, 2001.

(8) Represents matching contributions to Mr. Cook's 401(k) account.

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                                                                              43
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Management
--------------------------------------------------------------------------------

STOCK OPTIONS

During fiscal 2001, we did not grant any options to purchase common stock under our stock option plans to the persons named in the Summary compensation table.

The following table sets forth information with respect to the number and assumed values of options to purchase common stock owned by the persons named in the Summary compensation table.

Aggregated option exercises in last fiscal year and fiscal year-end option values

                                                             Number of Securities Underlying       Value of Unexercised
                                                                 Unexercised Options at           In-the-Money Options at
                            Shares Acquired         Value              6/30/01(#)                      6/30/01($)(1)
Name                         on Exercise(#)   Realized($)         Exercisable / Unexercisable   Exercisable / Unexercisable
---------------------------------------------------------------------------------------------------------------------------
Neil D. Nicastro..........            --             --       1,891,850    /       120,000      13,564,425     /   510,000
Harold H. Bach, Jr........            --             --         203,842    /        40,000         640,341     /   170,000
Byron C. Cook.............            --             --         444,955    /        40,000       3,172,028     /   170,000
Kenneth J. Fedesna........            --             --         189,229    /        40,000         486,905     /   170,000
Deborah K. Fulton.........            --             --          27,461    /        39,000          89,841     /   370,500

(1) Based on the closing price of our common stock on the NYSE on June 30, 2001, which was $18.50 per share.

We have adopted a 2000 Non-Qualified Stock Option Plan, a 1999 Stock Option Plan, a 1998 Stock Incentive Plan, a 1998 Non-Qualified Stock Option Plan and a 1996 Stock Option Plan. The plans provide for the granting of stock options to our directors, officers, employees, consultants and advisors. The 1998 Stock Incentive Plan required that participants purchase shares of our common stock at the market price in order to be eligible to receive options. The plans are intended to encourage stock ownership by our directors, officers, employees, consultants and advisors and thereby enhance their proprietary interest in Midway. Subject to the provisions of the plans, the Stock Option Committee determines which of the eligible directors, officers, employees, consultants and advisors receive stock options, the terms, including applicable vesting periods, of the options, and the number of shares for which options are granted.

The option price per share with respect to each option is determined by the Stock Option Committee and generally is not less than 100% of the fair market value of our common stock on the date the option is granted. The plans each have a term of ten years, unless terminated earlier.

As of November 23, 2001:

- under the 1996 Stock Option Plan, 1,685,251 options were outstanding, and 294,807 further options were available for grant;

- under the 1998 Non-Qualified Stock Option Plan, 666,404 options were outstanding, and 63,196 further options were available for grant;

- under the 1998 Stock Incentive Plan, 1,299,658 options were outstanding, and 239,678 further options were available for grant;

- under the 1999 Stock Option Plan, 1,441,400 options were outstanding, and 286,500 further options were available for grant; and

- under the 2000 Non-Qualified Stock Option Plan, 784,009 options were outstanding, and 176,500 further options were available for grant.

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44
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Management
--------------------------------------------------------------------------------

The average exercise price of outstanding options, at November 23, 2001, was approximately $12.55 per share. Of the 5,876,722 options outstanding, 3,161,382 were held by officers and directors of Midway, including 2,011,850 held by Neil D. Nicastro.

EMPLOYMENT AGREEMENTS

We employ Neil D. Nicastro under the terms of an Employment Agreement dated as of July 1, 1996. The agreement was amended on March 5, 1998, November 5, 1999, May 4, 2000 and October 30, 2000. Mr. Nicastro's base salary is $600,000. The agreement provides for bonus compensation in an amount equal to two percent of our pre-tax income. The employment agreement expires October 30, 2004, subject to automatic extensions in order that the term of Mr. Nicastro's employment shall at no time be less than three years. In the October 30, 2000 amendment, Mr. Nicastro converted the form of his retirement and death benefits from cash to Midway common stock. As amended, the employment agreement provides that upon Mr. Nicastro's retirement or death, Midway is required to deliver to Mr. Nicastro or his designee, or if no designation is made, to his estate, on the first day of each month, for a period of ten years, 5,065 shares of our common stock, subject to adjustment pursuant to the terms of the employment agreement. This benefit is payable notwithstanding Mr. Nicastro's termination of employment for any reason.

The employment agreement provides that Mr. Nicastro shall devote such time to our business and affairs as is reasonably necessary to perform the duties of his position. Mr. Nicastro may continue to serve as a director of and consultant to WMS as he deems appropriate.

The employment agreement also provides that Mr. Nicastro may participate and receive the benefits of all pension and retirement plans, bonus plans, health, life, hospital, medical and dental insurance, including reimbursement for all medical and dental expenses incurred by him, his spouse and his children under the age of twenty-one, to the extent that these expenses are not otherwise reimbursed by insurance provided by us, and all other employee benefits and perquisites generally made available to our employees. Additionally, we currently provide Mr. Nicastro with $2,000,000 of life insurance coverage in addition to the standard amount provided to our employees.

Mr. Nicastro's employment agreement further provides for full compensation during periods of illness or incapacity. We may, however, give 30 days' notice of termination if illness or incapacity disables Mr. Nicastro from performing his duties for a period of more than six months. The termination notice becomes effective if full performance is not resumed within 30 days after the notice is given and maintained for a period of two months thereafter. The employment agreement may be terminated at the election of Mr. Nicastro upon the occurrence without his consent or acquiescence of any one or more of the following events:

- the placement of Mr. Nicastro in a position of lesser stature or the assignment to Mr. Nicastro of duties, performance requirements or working conditions significantly different from or at variance with those presently in effect;

- the treatment of Mr. Nicastro in a manner which is in derogation of his status as a senior executive;

- the cessation of service of Mr. Nicastro as a member of our board of directors;

- the discontinuance or reduction of amounts payable or personal benefits available to Mr. Nicastro under the agreement; or

- the requirement that Mr. Nicastro work outside his agreed upon metropolitan area.

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                                                                              45

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--------------------------------------------------------------------------------

In any such event, and in the event that we are deemed to have wrongfully terminated Mr. Nicastro's employment agreement under the terms thereof, we are obligated to make a lump sum payment to Mr. Nicastro equal in amount to the sum of:

- the aggregate base salary during the remaining term of his employment agreement, but in no event less than three times the highest base salary payable to him during the one-year period prior to such event;

- the aggregate bonus, assuming that Midway pre-tax income during the remainder of the term of the employment agreement is earned at the highest level achieved in any of the last five full fiscal years prior to such termination; and

- the retirement benefit, assuming the date of termination is his retirement date, otherwise payable under the terms of the employment agreement.

Additionally, we would be obligated to purchase, at the election of Mr. Nicastro, all stock options held by him with respect to our common stock at a price equal to the spread between the option price and the fair market price of the stock as defined in the agreement. The employment agreement may also be terminated at the election of Mr. Nicastro if individuals who presently constitute the board of directors, or successors approved by board members, cease for any reason to constitute at least a majority of the board. Upon such an event, we may be required to purchase the stock options held by Mr. Nicastro and make payments similar to those described above.

If any portion of the amount paid to Mr. Nicastro is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then we must pay additional compensation to Mr. Nicastro to the extent necessary to eliminate the economic effect on him of the resulting excise tax.

Harold H. Bach, Jr. was employed by us under the terms of an employment agreement dated as of May 24, 1999. This agreement provided for salaried compensation at the base rate of $315,000 per year. It also provided for, among other things, full participation in all benefit plans and perquisites generally available to executive employees. We agreed with Mr. Bach to terminate the agreement effective at the close of business on September 28, 2001, with separation payments to be made through December 31, 2004 at the same rate as Mr. Bach's base salary. Mr. Bach's stock options and health and life insurance benefits will remain in force.

Kenneth J. Fedesna is employed by us under the terms of an employment agreement dated as of June 1, 1999. This agreement provides for salaried compensation at the rate of $325,000 per year, or a greater amount as may be determined by the board of directors. It also provides for, among other things, full participation in all benefit plans and perquisites generally available to executive employees. The agreement requires that we provide Mr. Fedesna with $400,000 in additional life insurance coverage. The agreement expires on June 30, 2002, subject to automatic extensions so that the term of Mr. Fedesna's employment shall at no time be less than three years. Either party may terminate the agreement effective upon expiration of the term upon written notice from the terminating party to the other party dated and received at least three years prior to the respective termination date. We may terminate the agreement upon 30 days' written notice for cause. Mr. Fedesna may terminate the agreement if:

-  he is placed in a position of lesser stature;

- he is assigned duties significantly different from or incompatible with his position;

-  his performance requirements or working conditions change; or

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--------------------------------------------------------------------------------

- the business facility at which he is required to work is relocated more than 50 miles from our present business location.

Mr. Fedesna may also terminate the agreement if the individuals who presently constitute the board of directors, or successors approved by these board members, cease for any reason to constitute at least a majority of the board. If this happens, and Mr. Fedesna gives us notice of termination within 60 days, then in lieu of any other rights under the agreement, all of Mr. Fedesna's unvested stock options will immediately vest, and we will be required to pay him a lump sum of three times his base salary. If any portion of the amount paid to Mr. Fedesna is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then we must pay additional compensation to Mr. Fedesna to the extent necessary to eliminate the economic effect on him of the resulting excise tax.

Deborah K. Fulton is employed by us under the terms of an employment agreement dated as of May 8, 2000. This agreement provides for salaried compensation at the rate of $180,000 per year, or a greater amount as may be determined by the board of directors. It also provides for, among other things, full participation in all benefit plans and perquisites generally available to executive employees. The agreement requires that we provide Ms. Fulton with $400,000 in additional life insurance coverage. The agreement expires on May 7, 2002, subject to automatic extensions so that the term of Ms. Fulton's employment shall at no time be less than two years. Either party may terminate the agreement effective upon expiration of the term by written notice dated and received at least two years prior to the termination date. We may also terminate the agreement upon 30 days' written notice for cause. Ms. Fulton may also terminate the agreement if the individuals who presently constitute the board of directors, or successors approved by these board members, cease for any reason to constitute at least a majority of the board. If this happens, and Ms. Fulton gives us notice of termination within 60 days, then in lieu of any other rights under the agreement, all of Ms. Fulton's unvested stock options will immediately vest, and we will be required to pay her a lump sum of two times her base salary. If any portion of the amount paid to Ms. Fulton is subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code, then we must pay additional compensation to Ms. Fulton to the extent necessary to eliminate the economic effect on her of the resulting excise tax.

DIRECTOR COMPENSATION

We pay a fee of $32,500 per year to each director who is not also our employee. Each director who serves as the chairman of any committee of the Board receives a further fee of $2,500 per year for his services in that capacity and each member of our Audit Committee receives an additional fee of $2,500 per year. None of our directors received stock options in fiscal 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our Compensation Committee or Stock Option Committee is an employee or officer of Midway, and no officer, director or other person had any relationship required to be disclosed here, except that Mr. Bartholomay, one of the members of our Compensation Committee, is President of Near North National Group, insurance brokers, which we retain to provide insurance services.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Certain relationships and related transactions

RELATIONSHIP WITH WMS

Until October 29, 1996, we were a wholly-owned subsidiary of WMS
Industries Inc. On that date, we sold common stock in an initial public offering, but WMS continued to own 86.8% of our common stock. On April 6, 1998, WMS distributed all of its shares of our common stock to its stockholders. Seven of our directors are also directors of WMS, including our Chairman and Chief Executive Officer, Neil D. Nicastro, and his father, Louis J. Nicastro. Louis J. Nicastro is the Chairman of the Board of WMS. Neil D. Nicastro is also a consultant to WMS.

In August 2001, we entered into a lease of WMS's building at 2704 Roscoe Street in Chicago Illinois, into which we have moved our executive offices. The lease term is five years, and we may renew the lease for two successive terms of three years each. Under the lease, we pay $7.25 per square foot per year, based on the number of square feet that we occupy. We currently occupy approximately 9,743 square feet in the building, but the parties expect that we will occupy the entire building, 28,500 square feet, beginning in the spring of 2002.

In connection with our spinoff from WMS, we entered into a number of agreements with WMS, each dated as of April 6, 1998. Under a Settlement and Temporary Services Agreement, dated as of August 31, 2001, we have amended some of these agreements. The remaining material agreements between WMS and us dated as of April 6, 1998, as so amended, are described below:

INFORMATION SYSTEMS SERVICE AGREEMENT. WMS provides us with access to its AS-400 computer system and related services and computer systems for some of our computing needs, including order entry, financial and manufacturing modules, marketing and sales and engineering, including engineering documentation and blueprint systems, as well as support for these computer systems. We pay WMS at a fixed rate for monthly services. The term of the agreement expires
December 31, 2001, with an option for a three-month extension.

CONFIDENTIALITY AND NON-COMPETITION AGREEMENT. Under this agreement, WMS or we may designate business information as confidential, and the other party must use its best efforts to keep this information confidential. The agreement also includes a five-year non-competition clause, which expires in April 2003.

RIGHT OF FIRST REFUSAL AGREEMENT. WMS granted us the right of first refusal with respect to any offer to WMS to purchase a WMS parking lot behind the building located at 3325 North California Avenue, Chicago, Illinois, so long as the offer is not made in connection with the sale of substantially all of WMS's stock or assets and business as a going concern. The term of the agreement expires April 5, 2008.

THIRD PARTIES AGREEMENT. This agreement governs the treatment of the various arrangements with third parties with respect to game development, licensing and other matters. Under the agreement, WMS and we allocate the rights and obligations under third party arrangements so that the party receiving the benefit will bear the burden of those agreements. The agreement shall remain in effect so long as any prior third party arrangements remain outstanding.

TAX SEPARATION AGREEMENT. Until April 1998, we were a member of the consolidated group of corporations of which WMS was the common parent for federal income tax purposes. Therefore, we are jointly and severally liable for any federal tax liability of the WMS group for the period that we were part of the WMS group. The agreement sets forth the parties' respective liabilities for federal,

--------------------------------------------------------------------------------
48

Certain relationships and related transactions
--------------------------------------------------------------------------------

state and local taxes as well as other agreements regarding the separation of Midway and its subsidiaries from WMS. The agreement governs, among other things:

-  the filing of tax returns with federal, state and local authorities;

-  the carryover of any tax benefits of Midway;

- the treatment of the deduction attributable to the exercise of stock options to purchase WMS common stock which are held by employees or former employees of Midway and any other similar compensation related tax deductions;

-  the treatment of specified net operating loss carrybacks;

-  the treatment of audit adjustments; and

- procedures with respect to any proposed audit adjustment or other claim made by any taxing authority with respect to a tax liability of Midway or any of its subsidiaries.

TAX INDEMNIFICATION AGREEMENT. This agreement provides for indemnification if our April 1998 spin-off from WMS failed to qualify under Section 355 of the Internal Revenue Code. Each of the parties agreed, among other things, that for a period of two years after the spin-off, each would continue active conduct of its historic trade or business. We will indemnify WMS if our action causes the spin-off to fail to qualify under Section 355 of the Code, against any federal, state and local taxes, interest, penalties and additions to tax imposed upon or incurred by the WMS group or any member. WMS will indemnify us against federal, state and local taxes, interest, penalties and additions to tax resulting from the spin-off, other than liabilities for which we are required to indemnify WMS.

We also have the following agreements with WMS:

TAX SHARING AGREEMENT. This agreement is dated July 1, 1996 and remains in effect, except to the extent described in the Tax Separation Agreement referred to above. Under this agreement, WMS and we have agreed upon a method for:

- determining the amount that we must pay to WMS in respect of federal income taxes;

- compensating any member of the WMS group for use of its net operating losses, tax credits and other tax benefits in arriving at the WMS group tax liability as determined under the federal consolidated return regulations; and

- providing for the receipt of any refund arising from a carryback of net operating losses or tax credits from subsequent taxable years and for payments upon subsequent adjustments.

PATENT LICENSE AGREEMENT. This agreement is dated July 1, 1996. WMS and we each license to the other, on a perpetual, royalty-free basis, some patents used in the development and manufacture of both coin-operated videogames and video lottery terminals and other gaming machines.

OTHER RELATED PARTY TRANSACTIONS

Under his employment agreement with us, Neil D. Nicastro received $984,000 of advances for a bonus accrued in the first six months of fiscal 2000 and later reversed. This amount will be repaid, without interest, out of future compensation to which Mr. Nicastro becomes entitled.

Mr. Ira S. Sheinfeld, a member of our Board of Directors, is a member of the law firm of Squadron, Ellenoff, Plesent & Sheinfeld LLP, which we retain to provide tax services.

--------------------------------------------------------------------------------

Certain relationships and related transactions
--------------------------------------------------------------------------------

Mr. Richard D. White, a member of our Board of Directors, is a Managing Director of CIBC Capital Partners, an affiliate of CIBC World Markets Corp., which renders financial advisory services to us from time to time, and which was an underwriter of our 1999 public offering and 1996 initial public offering.

Mr. Gerald O. Sweeney, Jr., a member of our Board of Directors, is a member of the law firm of Lord, Bissell & Brook, which performs legal services for Midway from time to time.

William C. Bartholomay, a member of our Board of Directors, is President of Near North National Group, insurance brokers, which we retain to provide insurance services.

--------------------------------------------------------------------------------
50

--------------------------------------------------------------------------------

Security ownership of certain beneficial owners and management

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of November 23, 2001, except as otherwise footnoted, about persons which, to our knowledge, beneficially own more than 5% of the outstanding shares of our common stock:

                                                                   Number of Shares           Percentage of
                                                                    of Common Stock             Outstanding
Name and Address of Beneficial Owner                          Beneficially Owned(1)         Common Stock(1)
-----------------------------------------------------------------------------------------------------------
Sumner M. Redstone and
  National Amusements, Inc. ................................       11,354,436(2)                       29.6%
  200 Elm Street
  Dedham, MA 02026

Smithfield Fiduciary LLC, et al ............................        4,541,557(3)                           (3)
  c/o Highbridge Capital Management
  9 West 57th Street, 27th Floor
  New York, NY 10019

Mellon Financial Corporation, et al. .......................        3,935,226(4)                       10.3%
  One Mellon Center
  Pittsburgh, PA 15258

Neil D. Nicastro ...........................................        2,990,082(5)                        7.2%
  c/o Midway Games Inc.
  2704 West Roscoe Street
  Chicago, IL 60618

Peconic Fund, Ltd., et al ..................................        2,424,934(6)                        6.3%
  c/o Ramius Capital Group, L.L.C.
  666 Third Avenue, 26th Floor
  New York, NY 10017

(1) Under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, shares underlying options and other derivative securities are deemed to be beneficially owned if the holder of the security has the right to acquire beneficial ownership of the underlying shares within 60 days. Percentage calculations are based on 38,358,428 shares of our common stock outstanding on November 23, 2001.

(2) Based upon a Form 4 filed with the SEC by Sumner M. Redstone on November 9, 2001. Mr. Redstone and National Amusements, Inc., a Maryland corporation, reported direct and indirect beneficial ownership of 7,231,665 and 4,122,771 shares, respectively, of our common stock. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of the shares of common stock owned by National
    Amusements, Inc.

(3) Represents 3,416,557 shares of common stock underlying convertible preferred stock and 1,125,000 shares of common stock underlying warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Highbridge, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares held by Smithfield. Under the certificate of designations for the preferred stock and under

--------------------------------------------------------------------------------

Security ownership of certain beneficial owners and management
--------------------------------------------------------------------------------

    the terms of the warrants, no holder of preferred stock or warrants may convert preferred stock or exercise their warrants to the extent that the holder, together with its affiliates, would beneficially own more than 9.99% of the outstanding shares of our then outstanding common stock following such conversion or exercise. The number of shares shown does not reflect this limitation.

(4) Based upon Schedule 13G filed with the SEC on January 18, 2001 by Mellon Financial Corporation, as the parent company of The Boston Company, Inc. and The Boston Company, Asset Management, LLC in their various fiduciary capacities. The filer reported beneficial ownership of 3,935,226 shares, sole voting power over 3,407,826 shares, shared voting power over 264,700 shares, sole dispositive power over 3,933,611 shares and shared dispositive power over 1,475 shares.

(5) Represents 273,324 shares of common stock underlying convertible preferred stock, 50,000 shares of common stock underlying warrants, 1,891,850 shares of common stock underlying stock options and 774,908 shares of common stock owned outright. Does not include an aggregate of 607,846 shares of our common stock issuable to Mr. Nicastro in monthly installments over the 10 years following his retirement or death, pursuant to the terms of his Employment Agreement.

(6) Represents 2,049,934 shares of common stock underlying convertible preferred stock and 375,000 shares of common stock underlying warrants. Ramius Capital Group, LLC is the investment adviser of Peconic Fund, Ltd. and consequently has voting control and investment discretion over securities held by Peconic. Ramius Capital disclaims beneficial ownership of the shares held by Peconic. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of November 23, 2001, information about the beneficial ownership of our common stock by each of our directors and named executive officers and by all of our directors and executive officers as a group:

                                                                   Number of Shares     Percentage of
                                                                    of Common Stock       Outstanding
Name of Beneficial Owner                                      Beneficially Owned(1)   Common Stock(1)
-----------------------------------------------------------------------------------------------------
Harold H. Bach, Jr..........................................          250,130(2)               *
William C. Bartholomay......................................           90,370(3)               *
Byron C. Cook...............................................          312,298(4)               *
Kenneth J. Fedesna..........................................          241,435(5)               *
Deborah K. Fulton...........................................           28,631(6)               *
William E. McKenna..........................................           45,711(3)               *
Norman J. Menell............................................           62,506(3)               *
Louis J. Nicastro...........................................           60,547(3)               *
Neil D. Nicastro............................................        2,990,082(7)             7.2%
Thomas E. Powell............................................              500                  *
Harvey Reich................................................           61,277(3)               *
Ira S. Sheinfeld............................................           66,801(3)               *
Gerald O. Sweeney, Jr.......................................           45,000(3)               *
Richard D. White............................................           45,000(3)               *
Directors and Executive Officers as a group (14 persons)....        4,300,288(8)            10.4%

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52

Security ownership of certain beneficial owners and management
--------------------------------------------------------------------------------

*  Less than 1%

(1) Under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, shares underlying options and other derivative securities are deemed to be beneficially owned if the holder of the security has the right to acquire beneficial ownership of the underlying shares within 60 days. Percentage calculations are based on 38,358,428 shares of our common stock outstanding on November 23, 2001.

(2) Includes 203,842 shares of common stock underlying stock options.

(3) Includes 45,000 shares of common stock underlying stock options.

(4) Includes 140,000 shares of common stock underlying stock options. Mr. Cook resigned on September 30, 2001.

(5) Includes 189,229 shares of common stock underlying stock options.

(6) Includes 27,461 shares of common stock underlying stock options.

(7) Represents 273,324 shares of common stock underlying convertible preferred stock, 50,000 shares of common stock underlying warrants, 1,891,850 shares of common stock underlying stock options and 774,908 shares of common stock owned outright. Does not include an aggregate of 607,846 shares of our common stock issuable to Mr. Nicastro in monthly installments over the 10 years following his retirement or death, pursuant to the terms of his Employment Agreement.

(8) Includes an aggregate of 2,812,382 shares of common stock underlying stock options, 273,324 shares of common stock underlying convertible preferred stock, and 50,000 shares of common stock underlying warrants.

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                                                                              53

--------------------------------------------------------------------------------

Underwriting


The underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Gerard Klauer Mattison & Co., Inc., Jefferies & Company, Inc. and SWS Securities, Inc. are the representatives of the underwriters.



Underwriter                                                   Number of Shares
------------------------------------------------------------------------------
UBS Warburg LLC.............................................
Gerard Klauer Mattison & Co., Inc...........................
Jefferies & Company, Inc....................................
SWS Securities, Inc.........................................
                                                                 -----------
    Total...................................................       4,500,000
                                                                 ===========


If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 675,000 shares from Midway, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                                             Paid by us
                                                            ---------------------------------------------
                                                                   No exercise of        Full exercise of
                                                            over-allotment option   over-allotment option
---------------------------------------------------------------------------------------------------------
Per share.................................................         $                      $
  Total...................................................         $                      $

We estimate that the total expenses of this offering payable by us, excluding
underwriting discounts and commissions, will be approximately $             .

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to
$      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or
dealers at a discount of up to $      per share from the public offering price.
If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for the shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. Our executive officers and directors have also agreed to these restrictions.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares

--------------------------------------------------------------------------------
54

Underwriting
--------------------------------------------------------------------------------

than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be a downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE or otherwise.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Gerard Klauer Mattison & Co., Inc. acted as placement agent for the private placement of our Series B convertible preferred stock which closed on May 22, 2001 and August 21, 2001. In connection therewith, Gerard Klauer Mattison & Co., Inc. received five-year warrants to purchase 555,161 shares of our common stock at an exercise price of $9.33 per share, 123,821 shares of our common stock at an exercise price of $10.60 per share and $2,756,250 in cash.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal matters

The validity of the issuance of the shares offered by this prospectus will be passed upon by our counsel, Shack Siegel Katz Flaherty & Goodman P.C., New York, New York. As of November 23, 2001, shareholders of Shack Siegel Katz Flaherty & Goodman P.C. hold a total of 3,070 shares of common stock and options to purchase 45,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Broomfield, Colorado.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 2001 and 2000, and for each of the three years in the period ended June 30, 2001 as set forth in their report. We have included our financial statements and schedule in the prospectus and the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
56

--------------------------------------------------------------------------------

Where you can find more information


We have filed a registration statement on Form S-3 with SEC in connection with this offering (File No. 333-74028). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site found at "http://www.sec.gov" and can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. The SEC's Internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.


This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Midway, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

Documents incorporated by reference

The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we are disclosing important information to you without restating that information in this document. Instead, we are referring you to the documents listed below, and you should consider those documents to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and the documents listed below.

We incorporate by reference into this prospectus the documents listed below and all documents that we file in the future with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including exhibits, until this offering is terminated:

-  our annual report on Form 10-K for the year ended June 30, 2001;

-  our quarterly report on Form 10-Q for the quarter ended September 30, 2001;

- our current reports on Form 8-K filed on August 22, October 25, and November 15, 2001; and

- the description of our common stock and accompanying rights contained in our registration statement on Form 8-A/A (File No. 1-12367) filed on June 4, 2001.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference in this prospectus. You may request copies of this information in writing or orally, and we will provide it at no cost. You may contact us at:

       Midway Games Inc.
       2704 West Roscoe Street
       Chicago, Illinois 60618
       Attention: Deborah K. Fulton, General Counsel
       Telephone: (773) 961-2222

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                                                                              57

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Condensed Consolidated Balance Sheets at September 30, 2001
(unaudited) and June 30, 2001...............................     F-2

Condensed Consolidated Statements of Operations for the
three months ended September 30, 2001 and 2000
(unaudited).................................................     F-3

Condensed Consolidated Statements of Cash Flows for the
three months ended September 30, 2001 and 2000
(unaudited).................................................     F-4

Notes to Condensed Consolidated Financial Statements........     F-5

Report of Independent Auditors..............................     F-9

Consolidated Balance Sheets at June 30, 2001 and June 30,
2000........................................................    F-10

Consolidated Statements of Income for the years ended
June 30, 2001, 2000 and 1999................................    F-11

Consolidated Statements of Changes in Stockholders' Equity
for the years ended June 30, 2001, 2000 and 1999............    F-12

Consolidated Statements of Cash Flows for the years ended
June 30, 2001, 2000 and 1999................................    F-13

Notes to Consolidated Financial Statements..................    F-14

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)
(Unaudited)

                                                              September 30,    June 30,
                                                                       2001        2001
                                                              -------------   ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 26,029     $ 40,330
  Short-term investments....................................       28,000       21,000
  Receivables, less allowances of $7,220 and $8,354.........       25,977       14,321
  Income tax receivable.....................................          860          860
  Inventories, at lower of cost (FIFO) or market:
    Raw materials...........................................          249          372
    Finished goods..........................................        2,202        1,616
                                                                 --------     --------
                                                                    2,451        1,988
  Capitalized product development costs.....................        9,262        5,342
  Deferred income taxes.....................................          945        2,655
  Other current assets......................................        4,292        2,437
                                                                 --------     --------
    Total current assets....................................       97,816       88,933
Capitalized product development costs.......................        4,107        1,100
Property and equipment......................................       43,140       41,240
Less: accumulated depreciation..............................      (23,003)     (21,562)
                                                                 --------     --------
                                                                   20,137       19,678
Deferred income taxes.......................................       10,398        8,688
Excess of purchase cost over amount assigned to net assets
  acquired, net.............................................       33,464       33,464
Other assets................................................        3,893        4,356
                                                                 --------     --------
                                                                 $169,815     $156,219
                                                                 ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $  8,026     $  5,497
  Accrued compensation and related benefits.................        5,146        5,110
  Accrued royalties.........................................        1,264        1,205
  Other accrued liabilities.................................        8,408        5,715
                                                                 --------     --------
    Total current liabilities...............................       22,844       17,527

Other noncurrent liabilities................................        6,967        6,197
Redeemable convertible preferred stock, Series B, $.01 par
  value, 5,512.5 shares authorized and designated, 5,512.5
  shares issued at September 30, 2001 redeemable at $55,125
  and 4,200 shares issued at June 30, 2001, redeemable at
  $42,000...................................................       34,089       20,667
Stockholders' equity:
  Preferred stock, $.01 par value, 4,994,487.5 shares
    authorized and undesignated.............................           --           --
  Common stock, $.01 par value, 100,000,000 shares
    authorized, 39,147,121 shares issued at September 30,
    2001 and 39,022,138 at June 30, 2001....................          391          390
  Additional paid-in capital................................      120,671      118,886
  Retained earnings.........................................        1,108        8,788
  Translation adjustment....................................         (152)        (133)
  Treasury stock, at cost, 1,178,500 shares.................      (16,103)     (16,103)
                                                                 --------     --------
    Total stockholders' equity..............................      105,915      111,828
                                                                 --------     --------
                                                                 $169,815     $156,219
                                                                 ========     ========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands, except per share amounts)

(Unaudited)

                                                              Three months ended
                                                                 September 30,
                                                              -------------------
                                                                  2001       2000
                                                              --------   --------
Revenues:
  Home video................................................  $27,338    $30,746
  Coin-operated video.......................................      997     16,529
                                                              -------    -------
Total revenues..............................................   28,335     47,275

Cost of sales
    Home video--product costs and distribution..............    8,813     14,174
    Home video--royalties and product development...........    5,175      6,108
                                                              -------    -------
  Home video--total cost of sales...........................   13,988     20,282
  Coin-operated video.......................................      789     13,619
                                                              -------    -------
Total cost of sales.........................................   14,777     33,901
                                                              -------    -------
Gross profit................................................   13,558     13,374

Research and development expense............................    5,888     16,501
Selling and marketing expense...............................    8,972      8,166
Administrative expense......................................    5,009      5,067
                                                              -------    -------
Operating loss..............................................   (6,311)   (16,360)

Interest and other income...................................      769        439
                                                              -------    -------
Loss before credit for income taxes.........................   (5,542)   (15,921)
Credit for income taxes.....................................       --      5,970
                                                              -------    -------
Net loss....................................................   (5,542)    (9,951)
Preferred stock dividend:
  Cash......................................................      481         --
  Imputed...................................................    1,657         --
                                                              -------    -------
Loss applicable to common stock.............................  $(7,680)   $(9,951)
                                                              =======    =======

Basic and diluted loss per share of common stock............  $ (0.20)   $ (0.26)
                                                              =======    =======
Average number of shares outstanding........................   37,858     37,711
                                                              =======    =======

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)

(Unaudited)

                                                              Three months ended
                                                                 September 30,
                                                              -------------------
                                                                  2001       2000
                                                              --------   --------
Operating activities:

Net loss....................................................  $ (5,542)  $(9,951)
Adjustments to reconcile net loss to net cash used by
  operating activities:
  Depreciation and amortization.............................     1,444     2,077
  Receivables provision.....................................     2,004     2,436
  Deferred income taxes.....................................        --    (5,970)
  Stock option expense......................................       126        --
  Increase (decrease) resulting from changes in operating
  assets and liabilities....................................   (16,888)    9,876
                                                              --------   -------
Net cash used by operating activities.......................   (18,856)   (1,532)

Investing activities:
Purchase of property and equipment..........................    (1,891)   (3,375)
Net change in short-term investments........................    (7,000)       --
                                                              --------   -------
Net cash used by investing activities.......................    (8,891)   (3,375)

Financing activities:
Cash received on exercise of common stock options...........     1,000        23
Net proceeds from sale of Series B preferred stock..........    12,425        --
                                                              --------   -------
Net cash provided by financing activities...................    13,425        23

Effect of exchange rate changes on cash.....................        21       (40)
                                                              --------   -------
Decrease in cash and cash equivalents.......................   (14,301)   (4,924)
Cash and cash equivalents at beginning of period............    40,330    34,093
                                                              --------   -------
Cash and cash equivalents at end of period..................  $ 26,029   $29,169
                                                              ========   =======

See notes to condensed consolidated financial statements.

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F-4

MIDWAY GAMES INC.
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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Due to the seasonality of Midway's business, operating results for the quarter ended September 30, 2001 are not necessarily indicative of the results that may be expected for the six-month fiscal period ending
December 31, 2001. See footnote on change of fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Midway Annual Report on Form 10-K for the year ended June 30, 2001.

2.  Earnings Per Share

Stock options were outstanding for 6,203,698 and 6,256,952 shares of common stock at September 30, 2001 and September 30, 2000, respectively. Warrants were outstanding to purchase 1,728,982 shares of common stock at September 30, 2001. Preferred stock convertible into 5,739,816 shares of common stock was outstanding at September 30, 2001. The calculation of loss per share for the three months ended September 30, 2001 did not include the effect of either the stock options, warrants or convertible preferred stock because to do so would have been antidilutive. The calculation of loss per share for the three months ended September 30, 2000 did not include the effect of stock options because to do so would have been antidilutive. Accordingly, the weighted average common shares outstanding for the three months ended September 30, 2001 and 2000 were used in their respective calculations of earnings per share.

3.  Change of Fiscal Year

Midway has changed its fiscal year end from June 30 to December 31 effective December 31, 2001. The three months ended September 30, 2001 represents the first quarter of a six-month fiscal period ending December 31, 2001. A transition report on Form 10-K will be filed for the six-month fiscal period ending December 31, 2001.

4.  Reclassification of prior year balances

Certain prior period balances have been reclassified to conform to current period presentation.

5.  Goodwill

Beginning on July 1, 2001 Midway adopted Financial Accounting Standard Board Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Accordingly, the three months ended September 30, 2001 does not include amortization of goodwill. The three months ended September 30, 2000 includes amortization of goodwill of $981,000. Midway has performed the required transition impairment test on goodwill and has determined that the recorded goodwill as of July 1, 2001 is not impaired.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.  Capitalized product development costs

Midway's capitalized product development costs principally consist of software development costs for videogames that will be sold to consumers through retailers. Midway's videogames are played on home consoles and handheld devices marketed by unrelated third parties. Prior to July 1, 2001 a significant portion of Midway's product development resources were focused on developing videogames for the coin-operated market that were charged to operations as incurred. During fiscal 2001 Midway began redirecting much of its product development resources from coin-operated to home videogame products. As of June 30, 2001 Midway completely exited the coin-operated videogame market and redirected all remaining product development resources to home videogame software products.

Midway accounts for software development in accordance with Statement of Financial Accounting Standards No. 86 ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. Software development costs incurred prior to the establishment of technological feasibility are expensed by Midway when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized. Technological feasibility is evaluated on a product-by-product basis and can occur early in the development cycle or later depending on required technology to complete the product and the availability of such technology to Midway.

The videogames that Midway is currently developing are for the new generation of platforms and generally have a significant level of costs being incurred after technological feasibility has been established. This is due to establishment of technological feasibility earlier in the development cycle and the longer development time needed for the new generation of videogames. The establishment of technological feasibility earlier in the development cycle is, in part, due to the direct focus of software development resources on home videogames compared with the prior software development focus of developing for coin-operated videogames first.

Midway evaluates the recoverability of capitalized software development costs on a title-by-title basis. Capitalized software is amortized based on the ratio of revenue recorded in the period to projected total revenues. This typically results in an amortization period of less than one year. The amortization of capitalized software costs is recorded in the royalties and product development line item. Midway capitalized $11,128,000 and $3,430,000 of software development costs for the three months ended September 30, 2001 and September 30, 2000, respectively. Amortization of software development costs was $4,201,000 and $2,584,000 for the quarters ended September 30, 2001 and September 30, 2000, respectively.

7.  Redeemable Convertible Preferred Stock and Warrants

During the three months ended September 30, 2001 all the holders of the 4,200 shares of Series B preferred stock exercised the options they received in connection with their May 22, 2001 purchase of Series B preferred stock. Pursuant to the exercise of those options Midway issued 1,312.5 additional shares of Series B preferred stock at the stated value of $10,000 per share. Midway received proceeds of $12,425,000, net of cash issuance cost. Five-year warrants to purchase 123,821 shares of Midway's common stock were issued to the private placement agent at an exercise price of $10.60 per common share. The additional Series B preferred stock have a mandatory redemption date of November 22, 2003 at the stated value of $13,125,000 plus any accrued and unpaid dividends. The additional Series B preferred stock has similar provisions as the initial Series B preferred stock, including a 4% quarterly dividend, except the additional Series B preferred stock has a conversion price of $10.60 per common share which is not subject to adjustment. The determination of the amount included in the

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

balance sheet at September 30, 2001 from the issuance of the additional Series B preferred stock and the change in balance of the Series B preferred stock from June 30, 2001 was calculated as follows (In thousands):


Additional Series B preferred stock
  Proceeds from sale........................................  $13,125
    Cash issuance costs.....................................     (700)
    Warrants issued to private placement agent..............     (660)
                                                              -------
  Net amount allocated to preferred stock...................   11,765
  Imputed dividend charged to retained earnings.............       65
                                                              -------
  Amount included in the consolidated balance sheet at
    September 30, 2001......................................   11,830
                                                              -------
Initial Series B preferred stock
  Amount included in the consolidated balance sheet at
    June 30, 2001...........................................   20,667
  Imputed dividend charged to retained earnings.............    1,592
                                                              -------
  Amount included in the consolidated balance sheet at
    September 30, 2001......................................   22,259
                                                              -------
Balance sheet amount for all Series B preferred stock at
  September 30, 2001                                          $34,089
                                                              =======

The difference between the redemption amount and the carrying amount will be recorded as an imputed dividend on the Series B preferred stock each quarter until the November 22, 2003 redemption date and charged to retained earnings. In the event of conversion of Series B preferred stock to Midway's common stock the remaining difference between the redemption amount and the carrying amount relating to the converted Series B preferred stock at time of conversion will be recorded as an imputed preferred stock dividend and charged to retained earnings at that time.

8.  Income Taxes

Midway is required under certain accounting interpretations to provide a valuation allowance for deferred tax assets resulting primarily from tax loss carryforwards incurred after December 31, 2000. This valuation allowance increased the net loss in the three months ended September 30, 2001 by $2,078,000 or $.06 per share. Midway will be able to recognize the credit from loss carryforwards in future profitable periods. The effective income tax rate in the three months ended September 30, 2000 was 37.5%.

9.  Comprehensive Income

Statement of Financial Accounting Standard Board Statement No. 130, REPORTING COMPREHENSIVE INCOME requires the company to report foreign currency translation adjustments as a component of other comprehensive income or loss. Comprehensive loss for the three months ended September 30, 2001 and 2000 amounted to $5,561,000 and $10,003,000, respectively.

10.  Restructuring

During Fiscal 2001 severance of $2,049,000 was provided for 109 people relating to the downsizing and subsequent exit from the coin-operated videogame business. At June 30, 2001 a severance accrual of $1,845,000 was included in the consolidated balance sheet in the caption accrued compensation and related benefits. During the three months ended September 30, 2001 $726,000 was paid and charged to accrued severance. At September 30, 2001 $1,119,000 of severance accrual remains and is included

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in the consolidated balance sheet in the caption accrued compensation and related benefits. At September 30, 2001, 95 of the 109 employees were terminated.

11.  Receivable from Officer

At September 30, 2001, Midway has a receivable of $834,000 from its chief executive officer. Pursuant to his employment contract, $984,000 of advances were made to him for bonus accrued during the first six months of fiscal year 2000. The accrued bonus was reversed in the second six months of fiscal year 2000. The receivable is expected to be extinguished from deductions from future salary and bonus payments. By September 30, 2001, the chief executive officer had repaid $150,000 of the advances through deductions from his salary.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Midway Games Inc.

We have audited the accompanying consolidated balance sheets of Midway
Games Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and related schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midway Games Inc. and subsidiaries at June 30, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
August 21, 2001

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

                                                                    June 30,
                                                              ---------------------
                                                                   2001        2000
                                                              ---------   ---------
Assets
Current assets:
Cash and cash equivalents...................................  $ 40,330    $ 34,093
Short-term investments......................................    21,000          --
Receivables, less allowances of $8,354 in 2001 and $5,855 in
  2000......................................................    14,321      25,398
Income taxes receivable.....................................       860      21,255
Inventories
  Raw materials and work in progress........................       372       7,907
  Finished goods............................................     1,616      19,621
                                                              --------    --------
                                                                 1,988      27,528
Deferred income taxes.......................................     2,655       5,250
Other current assets........................................     8,879      11,519
                                                              --------    --------
Total current assets........................................    90,033     125,043

Property and equipment, net.................................    19,678      18,031
Excess of purchase cost over amount assigned to net assets
  acquired, net.............................................    33,464      37,385
Deferred income taxes.......................................     8,688          --
Other assets................................................     4,356       6,116
                                                              --------    --------
Total assets................................................  $156,219    $186,575
                                                              ========    ========

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable............................................  $  5,497    $  8,959
Accrued compensation and related benefits...................     5,110       5,519
Accrued royalties...........................................     1,205       5,080
Other accrued liabilities...................................     5,715       4,942
                                                              --------    --------
Total current liabilities...................................    17,527      24,500

Deferred income taxes.......................................        --       1,720
Other noncurrent liabilities................................     6,197          --

Redeemable convertible preferred stock, Series B, $.01 par
  value, 5,512.5 shares authorized and designated, 4,200
  shares issued, redeemable at $42,000......................    20,667          --

Stockholders' equity:
Preferred stock, $.01 par value, shares authorized and
  undesignated 4,994,487.5 in 2001 and 5,000,000 in 2000....        --          --
Common stock, $.01 par value, 100,000,000 shares authorized, shares issued--39,022,138 in 2001 and 38,886,303 in
  2000......................................................       390         389
Additional paid-in capital..................................   118,886      98,061
Retained earnings...........................................     8,788      78,123
Translation adjustment......................................      (133)       (115)
Treasury stock, at cost--1,178,500 shares...................   (16,103)    (16,103)
                                                              --------    --------
Total stockholders' equity..................................   111,828     160,355
                                                              --------    --------
Total liabilities and stockholders' equity..................  $156,219    $186,575
                                                              ========    ========

See notes to financial statements.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

                                                                   Years Ended June 30,
                                                             ---------------------------------
                                                                  2001        2000        1999
                                                             ---------   ---------   ---------
Revenues
  Home video...............................................  $117,328    $229,691    $217,890
  Coin-operated video......................................    50,880     104,174     133,905
                                                             --------    --------    --------
Total revenues.............................................   168,208     333,865     351,795
Cost of sales
  Home video...............................................    64,791     112,628     102,458
  Coin-operated video......................................    43,214      73,004      89,528
                                                             --------    --------    --------
Total cost of sales........................................   108,005     185,632     191,986
                                                             --------    --------    --------
Gross profit...............................................    60,203     148,233     159,809

Research and development expense...........................    75,405      89,388      76,009
Selling and marketing expense..............................    32,487      56,725      43,264
Administrative expense.....................................    23,828      22,004      18,441
Restructuring expense......................................     6,846         997       2,742
Litigation and settlement expense..........................        --          --      11,025
                                                             --------    --------    --------
Operating income (loss)....................................   (78,363)    (20,881)      8,328
Interest income and other expense, net.....................     2,107       1,301       1,586
                                                             --------    --------    --------
Income (loss) before tax...................................   (76,256)    (19,580)      9,914
(Provision) credit for income taxes........................     7,777       7,539      (3,767)
                                                             --------    --------    --------
Net income (loss)..........................................   (68,479)    (12,041)      6,147
Preferred stock dividend
  Cash.....................................................       184          --          --
  Imputed..................................................       672          --          --
                                                             --------    --------    --------
Earnings (loss) applicable to common stock.................  $(69,335)   $(12,041)   $  6,147
                                                             ========    ========    ========
Basic and diluted earnings (loss) per share of common
  stock....................................................  $  (1.84)   $   (.32)   $    .16
                                                             ========    ========    ========
Average number of shares outstanding.......................    37,719      37,869      37,597
                                                             ========    ========    ========

See notes to financial statements.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

                                      Common Stock
                                  --------------------   Additional               Cumulative   Treasury           Total
                                     Number        Par      Paid-In   Retained   Translation      Stock   Stockholders'
                                  of Shares      Value      Capital   Earnings    Adjustment    At Cost          Equity
                                  ---------   --------   ----------   --------   -----------   --------   -------------
Balance at June 30, 1998........   38,500       $385      $ 98,488    $ 84,017          --     $ (6,241)    $176,649
Net income......................                                         6,147                                 6,147
Purchase of treasury stock
  (999,800 shares)..............                                                                (13,030)     (13,030)
Sale of common stock............      250          3         1,807                                             1,810
Treasury shares sold pursuant to
  employee incentive plan
  (750,000 shares)..............                            (3,888)                               9,888        6,000
                                   ------       ----      --------    --------       -----     --------     --------
Balance at June 30, 1999........   38,750        388        96,407      90,164          --       (9,383)     177,576
Net loss........................                                       (12,041)                              (12,041)
Translation adjustment..........                                                     $(115)                     (115)
                                                                                                            --------
Comprehensive loss..............                                                                             (12,156)
Purchase of treasury stock
  (465,500 shares)..............                                                                 (6,720)      (6,720)
Exercise of common stock
  options.......................      136          1         1,124                                             1,125
Stock option expense............                               156                                               156
Tax benefit from exercise of
  common stock options..........                               374                                               374
                                   ------       ----      --------    --------       -----     --------     --------
Balance at June 30, 2000........   38,886        389        98,061      78,123        (115)     (16,103)     160,355
Net loss........................                                       (68,479)                              (68,479)
Translation adjustment..........                                                       (18)                      (18)
                                                                                                            --------
Comprehensive loss..............                                                                             (68,497)
Exercise of common stock
  options.......................      136          1         1,085                                             1,086
Stock option expense............                               335                                               335
Dividend on series B preferred
  stock
  Cash..........................                                          (184)                                 (184)
  Imputed.......................                                          (672)                                 (672)
Proceeds from sale of Series B
  preferred stock allocated to
  warrants, purchase option and
  beneficial conversion.........                            19,405                                            19,405
                                   ------       ----      --------    --------       -----     --------     --------
Balance at June 30, 2001........   39,022       $390      $118,886    $  8,788       $(133)    $(16,103)    $111,828
                                   ======       ====      ========    ========       =====     ========     ========

See notes to financial statements.

--------------------------------------------------------------------------------
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
MIDWAY GAMES INC.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                   Years Ended June 30,
                                                              ------------------------------
                                                                  2001       2000       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $(68,479)  $(12,041)  $  6,147
Adjustments to reconcile net income (loss) to net cash
  (used) provided by operating activities:
  Depreciation and amortization.............................     9,730      9,705     10,840
  Receivables provision.....................................    11,387     24,854     12,668
  Deferred income taxes.....................................    (7,777)     1,109     (4,107)
  Stock option expense......................................       335        156         --
  Loss on disposal of fixed assets..........................     2,887         --         --
  Tax benefit from exercise of common stock options.........        --        374         --
  Increase (decrease) resulting from changes in operating
    assets and liabilities:
    Receivables.............................................      (308)    (4,182)    27,286
    Inventories.............................................    25,515      4,445     (8,999)
    Other current assets....................................     2,472       (497)    (1,150)
    Accounts payable and accruals...........................    (6,881)   (12,852)    (4,130)
    Income taxes............................................    20,339    (13,788)    (9,852)
  Other assets and liabilities not reflected elsewhere......     8,169      2,060     (4,861)
                                                              --------   --------   --------
Net cash (used) provided by operating activities............    (2,611)      (657)    23,842

INVESTING ACTIVITIES
Purchase of property and equipment..........................   (10,444)   (11,273)    (5,212)
Net change in short-term investments........................   (21,000)        --     12,000
                                                              --------   --------   --------
Net cash (used) provided by investing activities............   (31,444)   (11,273)     6,788

FINANCING ACTIVITIES
Cash received on exercise of common stock options...........     1,086      1,125         --
Net proceeds from sale of common stock......................        --         --      7,810
Net proceeds from sale of Series B preferred stock and
  warrants..................................................    39,400         --         --
Cash dividend on preferred stock............................      (184)        --         --
Purchase of treasury stock..................................        --     (6,720)   (13,030)
                                                              --------   --------   --------
Net cash provided (used) by financing activities............    40,302     (5,595)    (5,220)
                                                              --------   --------   --------
Effect of exchange rate changes on cash.....................       (10)        72         --
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............     6,237    (17,453)    25,410
Cash and cash equivalents at beginning of year..............    34,093     51,546     26,136
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 40,330   $ 34,093   $ 51,546
                                                              ========   ========   ========

See notes to financial statements.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS

Midway Games Inc. ("Midway") and its subsidiaries (the "Company") operate in one operating segment, the design and distribution of coin-operated videogames and publishing, licensing and distribution of home videogames (the "Videogame Business"). The operations of the coin-operated videogame portion of the business were discontinued in June 2001, see Note 12. Coin-operated videogames were sold to distributors worldwide who sell them to operators and arcades. Home videogames are sold to mass merchants, video rental retailers, and entertainment software distributors. Prior to July 1, 1999, the Company participated in home videogame markets outside North America through licensing and distribution agreements with third parties, but in fiscal 2000 it began selling its home videogames on a worldwide basis. Consumers buy or rent the home videogames to use on game systems (Nintendo, Sony and Sega).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost and depreciated by the straight-line method over their estimated useful lives.

Excess of Purchase Cost Over Amount Assigned to Net Assets Acquired (Goodwill)

Goodwill of $33,464,000 and $37,385,000 at June 30, 2001 and 2000, respectively (net of accumulated amortization of $20,536,000 and $16,615,000 at June 30, 2001 and 2000, respectively) arising from prior year acquisitions is being amortized by the straight-line method over 15 to 20 years. See Note 3 for prospective change in amortization.

Long-Lived Assets

The Company performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Intellectual Properties Licenses

Nonrefundable guaranteed amounts are recognized as revenue when the license agreements are signed and the Company fulfills its obligation, if any, under the agreement. Unit royalties on sales that exceed the guarantee are recognized as revenue as earned. License and royalty revenues primarily from home videogame activities for fiscal 2001, 2000 and 1999 was $427,000, $2,569,000 and
$4,116,000, respectively.

Consolidation Policy

The consolidated financial statements include the accounts of Midway and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Home and Coin-operated Videogame Revenues

Home and coin-operated videogame revenues are recorded when products are delivered to customers. An allowance for home videogame returns, discounts, and price adjustments is also recorded based upon management's evaluation of historical experience as well as current industry trends.

Advertising Expense and Distribution Costs

The cost of advertising is charged to earnings as incurred and for fiscal 2001, 2000 and 1999 was $15,755,000, $33,420,000 and $23,743,000, respectively.
Distribution costs, including shipping and handling costs, are included in cost of sales.

Sales to Customers Located Outside the United States and Sales to Major
Customers

Sales to customers located outside the United States were $25,530,000, $45,365,000 and $35,582,000 for fiscal 2001, 2000 and 1999, respectively. Sales of home videogames to two mass merchants during fiscal 2001 were $20,376,000 and $17,410,000, and fiscal 2000 were $40,912,000 and $35,014,000 and fiscal 1999 were $41,539,000 and $38,183,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3: CHANGE OF FISCAL YEAR AND CHANGE IN GOODWILL ACCOUNTING

The Company announced in May 2001 that it was changing its fiscal year end from June 30 to December 31. To accomplish the change, the Company will issue audited financial statements for the six-month period ending December 31, 2001.

In June 2001, The Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, effective for fiscal years beginning after December 15, 2001. However early adoption is permitted, accordingly Midway will adopt the new rules beginning July 1, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

Application of the non-amortization provisions of the Statements is expected to result in a decrease in amortization expense of $1,961,000 for the six-month period ending December 31, 2001 and $3,922,000 for the fiscal year December 31, 2002. During the six-month period ending December 31, 2001, the Company will perform the first of the required impairment tests of goodwill as of July 1, 2001 and management expects these tests will have no effect on the earnings and financial position of the Company.

NOTE 4: RECEIVABLE FROM OFFICER

At June 30, 2001, Midway has a receivable of $984,000 from its chief executive officer. Pursuant to his employment contract, $984,000 of advances were made to him for a bonus accrued during the first six months of fiscal year 2000. The accrued bonus was reversed in the second six months of fiscal year 2000. The receivable is expected to be extinguished from reductions in future salary and bonus payments.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5: PROPERTY AND EQUIPMENT

At June 30 net property and equipment were:

                                                                  2001       2000
                                                                (in thousands)
---------------------------------------------------------------------------------
Land........................................................  $  1,401   $  1,401
Leasehold improvements......................................     5,058      4,601
Furniture, fixtures and engineering equipment...............    34,781     31,218
                                                              --------   --------
                                                                41,240     37,220
Less accumulated depreciation...............................   (21,562)   (19,189)
                                                              --------   --------
Net property and equipment..................................  $ 19,678   $ 18,031
                                                              ========   ========

NOTE 6: INCOME TAXES

During fiscal 2001, Midway was required under certain accounting interpretations to provide a valuation allowance for realization of deferred tax assets resulting primarily from tax loss carryforwards incurred subsequent to December 31, 2000. The valuation allowance increased net loss per share by $.53. Midway will be required to provide a valuation allowance in future periods when a loss occurs. The valuation allowance is expected to be reversed into income in future periods in which Midway returns to profitability.

Significant components of the provision (credit) for income tax for the years ended June 30 were:

                                                                  2001       2000       1999
                                                                      (in thousands)
--------------------------------------------------------------------------------------------
Current:
  Federal...................................................  $     --   $(8,510)   $ 6,903
  State.....................................................        --      (707)       971
  Foreign...................................................        --       195         --
                                                              --------   -------    -------
  Total current.............................................        --    (9,022)     7,874
Deferred:
  Federal...................................................   (26,354)    1,168     (3,383)
  State.....................................................    (1,156)      (59)      (724)
  Foreign...................................................      (538)       --         --
                                                              --------   -------    -------
  Total deferred............................................   (28,048)    1,109     (4,107)
Valuation allowance.........................................    20,271        --         --
Provision for tax benefits resulting from stock options.....        --       374         --
                                                              --------   -------    -------
Provision (credit) for income taxes.........................  $ (7,777)  $(7,539)   $ 3,767
                                                              ========   =======    =======

Consolidated pre-tax loss includes $1,759,000 pre-tax loss and $628,000 pre-tax income from foreign operations in fiscal 2001 and 2000, respectively.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The income tax provision (credit) differs from the amount computed using the statutory federal income tax rate for the years ended June 30 as follows:

                                                                  2001          2000          1999
--------------------------------------------------------------------------------------------------
Statutory federal income tax rate...........................   (35.0)%       (35.0)%        35.0%
State income taxes, net of federal benefit..................    (1.0)         (2.4)          1.6
Valuation allowance.........................................    26.6            --            --
Other, net..................................................     (.8)         (1.1)          1.4
                                                               -----         -----          ----
                                                               (10.2)%       (38.5)%        38.0%
                                                               =====         =====          ====

Deferred income taxes reflect the net tax effects of a loss carryforward and temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

Significant components of the Company's deferred tax assets and liabilities at June 30 were:

                                                                  2001       2000
                                                                (in thousands)
---------------------------------------------------------------------------------
Deferred tax assets resulting from:
  Tax loss carryforward.....................................  $ 28,503    $3,355
  Inventory valuation.......................................     2,788     1,474
  Accrued items not currently deductible....................     1,689     1,355
  Receivable allowance......................................     3,322     1,884
                                                              --------    ------
Gross deferred tax assets...................................    36,302     8,068
                                                              --------    ------
Deferred tax liabilities resulting from
  Tax over book depreciation................................     1,491     1,189
  Book over tax basis of domestic subsidiary................     2,397     2,560
  Other.....................................................       800       789
                                                              --------    ------
Gross deferred tax liabilities..............................     4,688     4,538
                                                              --------    ------
Valuation allowance.........................................   (20,271)       --
                                                              --------    ------
Net deferred tax assets.....................................  $ 11,343    $3,530
                                                              ========    ======

During fiscal 2001 no income taxes were paid. During fiscal 2000 and 1999 income taxes paid were $4,654,000 and $17,726,000, respectively. At June 30, 2001 and 2000 Midway has a net operating loss carryforward of $78,600,000 and $7,976,000, respectively, for federal income tax purposes. The net operating loss carry forward at June 30, 2001 includes $1,025,000 relating to employee stock options which will result in a credit to additional paid in capital when utilized.

NOTE 7: LINE OF CREDIT

During fiscal 2001 the Company maintained a line of credit for up to $55,000,000, which provided for borrowings and letters of credit. In
August 2001, the Company modified the existing line of credit. The revolving credit agreement extends to March 2003 and provides availability of $15,000,000 to July 1, 2002, $40,000,000 thereafter to January 31, 2003 and then $15,000,000 to maturity. The agreement requires, among other things, that the Company maintain a minimum level of stockholders' equity and a specified ratio of accounts receivable to outstanding borrowings under the line of credit and prohibits the payment of dividends on common stock. Substantially all the assets of the Company are pledged as collateral under the credit agreement.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8: REDEEMABLE CONVERTIBLE PREFERRED STOCK AND WARRANTS

On May 22, 2001, the Company sold Series B redeemable convertible preferred stock and warrants to purchase common stock for $42,000,000 in a private placement resulting in proceeds of $39,400,000, net of cash issuance cost. Midway's chief executive officer purchased $2,000,000 of the Series B preferred stock and warrants on the same terms as the other investors. The terms of the Series B redeemable convertible preferred stock include an option to acquire additional Series B redeemable convertible preferred stock. In addition, warrants were issued to the private placement agent as partial compensation.

The 4,200 shares of Series B preferred stock has a stated value of $10,000 per share and provides for a dividend of 4%, payable quarterly in cash or additional Series B preferred stock at Midway's option. This Series B preferred stock has a mandatory redemption date of November 22, 2003 at the stated value of $42,000,000 plus any accrued and unpaid dividends. The initial Series B preferred stock is convertible into the Company's common stock at $9.33 per common share. The conversion price of $9.33 may be adjusted on May 21, 2002 if conversion has not previously occurred. The new conversion price will be the average of the closing bid price of the Company's common stock for the period May 22, 2001 to May 20, 2002 subject to a floor of $4.24 and a cap of $11.45.

The option to purchase additional Series B preferred stock extended for one year for an additional 1,312.5 Series B preferred shares at $10,000 per share. In August 2001, the option was exercised by all the investors and Midway issued the additional Series B preferred stock and received proceeds of approximately $12,425,000, net of cash issuance cost. The additional Series B preferred shares have similar provisions, including those relating to conversion and redemption, as the initial Series B preferred shares except that the conversion price is $10.60 and is not subject to adjustment.

Three-year warrants to purchase 1,050,000 shares of Midway's common stock at an exercise price of $9.33 per share were issued in the May 2001 sale. Five-year warrants to purchase 555,161 shares of Midway's common stock at an exercise price of $9.33 per share were issued to the private placement agent.

During the six-month period from May 22, 2003 to the November 22, 2003 redemption date, the Company may have the right to require the holders of all the Series B preferred shares to convert into the Company's common stock. Such right will be triggered if the weighted average price of the Company's common stock for thirty consecutive trading days during the six-month period is at or above $15.16 for the initial Series B preferred shares and above $17.23 for the additional Series B preferred shares.

Midway may elect to redeem all or part of the Series B preferred shares by the issuance of its common stock valued at the average of the weighted average price of the common stock for the 120 trading days preceding the redemption date. The election to use common stock must be made 125 trading days prior to the November 22, 2003 redemption date. A minimum common share price is established equal to 50% of the closing bid price of the common stock on the 126th trading day before the redemption date. Over the 120 trading days preceding the redemption date, a decrease in average closing bid price below the established minimum common share price would require the Company for each day the condition exists to use cash to redeem 1/120 of the Series B preferred shares that the Company had elected to redeem using common stock.

The holders of Series B preferred stock have the right to put to the Company the Series B preferred stock at 125% of stated value in the event of a change in control or up to 120% in the event of default. The terms of the Series B preferred stock prohibit the payment of dividends on the Company's common stock.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The determination of the amount included in the June 30, 2001 consolidated balance sheet for redeemable convertible preferred stock is as follows (in thousands):


Proceeds from sale..........................................  $ 42,000
Cash issuance cost..........................................    (2,600)
                                                              --------
                                                                39,400
Amounts allocated to (included in additional paid-in
  capital):
  Warrants issued to private placement agent................    (3,162)
  Warrants issued to investors..............................    (4,294)
  Option to purchase additional preferred shares............    (2,496)
  Beneficial conversion rate................................    (9,453)
                                                              --------
                                                               (19,405)
                                                              --------
Amount allocated to Series B redeemable preferred stock.....    19,995
Imputed dividend charged to retained earnings...............       672
                                                              --------
Amount in June 30, 2001 consolidated balance sheet..........  $ 20,667
                                                              ========

The $21,333,000 difference between the $42,000,000 redemption value and the June 30, 2001 amount will be recorded as an imputed dividend on the Series B preferred stock each quarter until the redemption date and charged to retained earnings.

NOTE 9: EARNINGS (LOSS) PER SHARE OF COMMON STOCK

The calculation of loss per share for fiscal 2001 did not include the effect of the Company's convertible preferred stock, warrants, or stock options because to do so would have been antidilutive. The calculation of loss per share for fiscal 2000 did not include the effect of the Company's stock options, because to do so would be antidilutive. The calculation of earnings per share for fiscal 1999 did not include the effect of stock options because average market price of the common stock was lower than the exercise prices. Additional information on the potential dilutive securities can be found in Notes 8 and 10.

NOTE 10: PREFERRED STOCK AND COMMON STOCK OPTION PLANS

The authorized and undesignated preferred stock is issuable in series, and the elective rights and preferences and number of shares in each series are to be established by the Board of Directors.

The Midway Rights Agreement became effective in 1998. Under the Rights Agreement, each share of Midway common stock has an accompanying Right to purchase, under certain conditions, one one-hundredth of a share of the Company's Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of the Company's common stock valued at the then current market price. The Rights are redeemable by the Company at $.01 per Right, subject to certain conditions, at any time and expire in 2007. Rights were issued to the Series B preferred stockholders equal to the number of Rights associated with the shares of the Company's common stock to which the Series B preferred stockholders would be entitled to if conversion had taken place. The Rights are intended to assure fair shareholder treatment in any attempted takeover of the Company and to guard against abusive takeover tactics.

Under the common stock option plans the Company may grant both incentive stock options and nonqualified options on shares of common stock through the year 2010. The plans authorized option grants on 7,750,000 shares of common stock to employees and under certain conditions to non-employee directors and consultants. The Stock Option Committee of the Board of Directors has

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the authority to fix the terms and conditions upon which each option is granted, but in no event shall the term exceed ten years. At June 30, 2001, 7,477,862 shares of common stock were reserved for possible issuance for stock option plans and 10,870,877 shares of common stock were reserved for the possible conversion of Series B preferred stock and possible exercise of warrants.

A summary of the status of the Company's stock option plans for the three years ended June 30, 2001 was as follows:

                                                                               Weighted
                                                                Shares          Average
                                                                 (000)   Exercise Price
---------------------------------------------------------------------------------------
Outstanding at June 30, 1998................................   2,285         $19.27
Granted.....................................................   2,513           8.43
Forfeited...................................................     (40)         20.00
                                                               -----
Outstanding at June 30, 1999................................   4,758          13.54
Granted.....................................................   1,906          11.78
Exercised...................................................    (136)          8.25
Forfeited...................................................    (227)         17.11
                                                               -----
Outstanding at June 30, 2000................................   6,301          12.99
Granted.....................................................   1,174           6.79
Exercised...................................................    (136)          8.00
Forfeited...................................................    (900)         11.54
                                                               -----
Outstanding at June 30, 2001................................   6,439          12.17

The following summarizes information about stock options outstanding at June 30, 2001:

                                         Weighted Average
                                Number          Remaining         Weighted
                           Outstanding   Contractual Life          Average
Range of Exercise Prices         (000)           in Years   Exercise Price
--------------------------------------------------------------------------
    $6.50 - $8.625            3,057            7.8              $ 7.45
   10.625 - 15.5625           1,411            8.2               12.68
    16.50 - 23.125            1,971            5.8               19.12
                              -----
     6.50 - 23.125            6,439            7.3               12.17

At June 30, 2001 options for 4,428,000 shares were exercisable at a weighted average exercise price of $13.20 with a range of $6.50 to $23.125. At June 30, 2000 and 1999 options for 4,075,000 and 1,334,000 shares, respectively, were exercisable at an average exercise price of $13.12 and $19.39 per share, respectively. At June 30, 2001, 1,039,000 shares were available for future grants under the plans.

The Company accounts for stock options for purposes of determining net income
(loss) in accordance with APB Opinion No. 25. In fiscal 2001 and 2000 an expense of $335,000 and $156,000, respectively, was recognized in conjunction with the stock option plans. SFAS No. 123 regarding stock option plans permits the use of APB Opinion No. 25 but requires the inclusion of certain pro forma disclosures in the footnotes.

Pro forma earnings (loss) applicable to common stock for fiscal 2001, 2000 and 1999 adjusted for the expense provision of SFAS No. 123 was $(75,308,000), $(21,183,000), and $564,000, respectively, or $(2.00), $(.56), and $.02, respectively, per share of common stock.

For pro forma calculations, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2001, 2000 and 1999, respectively: dividend yield of 0%, 0% and 0%; expected volatility of .70, .70

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and .70; risk free interest rate of 5.65%, 6.15%, and 5.95% and expected life of the option of 6 years, 6 years and 6 years.

During fiscal 2001, 2000 and 1999 options granted with an exercise price equal to the market price of the stock had a weighted average pro forma fair market value using the Black-Scholes assumptions noted above of $5.70, $7.93, and $5.68 per share, respectively. During fiscal 2001 options granted with an exercise price lower than the then market price of the stock had a weighted average exercise price of $6.50 and a weighted average fair market value using the Black-Scholes assumptions of $5.66. During fiscal 2001 options granted in which the exercise price equaled the then market value of the stock had a weighted average exercise price of $7.96.

NOTE 11: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit and market risk consist primarily of cash equivalents, short-term investments and trade accounts receivable from the sale of games. By policy, the Company places its cash equivalents and short-term investments only in high credit quality securities and limits the amounts invested in any one security. At June 30, 2001, 32% of trade accounts receivable are from sales of coin-operated videogames to the Company's distributors located primarily throughout the United States and Western Europe and, because of the number and geographic distribution, concentration is limited. Sales outside the United States of home videogames are in several currencies and foreign currency transaction loss was $117,000 and $598,000 for fiscal 2001 and 2000, respectively. At times during the fiscal year accounts receivable from certain major home videogame customers represent a significant amount of the accounts receivable then outstanding.

Cash equivalents of $13,132,000 and $26,011,000 at June 30, 2001 and 2000,
respectively, and short-term investments of $21,000,000 at June 30, 2001, which are designated available-for-sale, are recorded at cost which is equal to market and considered by management to be the fair value of these financial instruments.

NOTE 12: RESTRUCTURING EXPENSE AND EXIT FROM COIN-OPERATED VIDEOGAME BUSINESS

During fiscal 2001, the Company incurred restructuring charges of $12,527,000 ($.33 per share with no tax credit) relating to the downsizing and the subsequent exiting from the coin-operated videogame business. The charge included severance of $2,049,000 for 109 people, inventory write-downs of $4,189,000, account receivable provision of $965,000, equipment and capitalized software disposal of $3,070,000, lease and long term commitment of $1,037,000 and administrative clean-up activities and other of $1,217,000. The restructuring charges were included in the consolidated statement of income as follows: coin-operated video cost of sales--$4,716,000, administrative expense--$965,000 and restructuring expense--$6,846,000. The severance accrual is included in the consolidated balance sheet at June 30, 2001 in the caption accrued compensation and related benefits in the amount of $1,845,000. At
June 30, 2001, 70 of the 109 employees were terminated.

As a result of the June 2001 exiting from the coin-operated videogame business, the revenues and cost of sales shown in consolidated statement of income will not continue and the potential restructuring savings are expected to be: research and development expense approximately $7,500,000 and administrative and selling and marketing expense approximately $6,000,000. Since March 2001 substantially all the videogame design employees that developed coin-operated videogames have been redirected to the development of home videogames. Accordingly, research and development expense, administration and sales and marketing expense may not decrease, to the extent of the estimated

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

potential restructuring savings, in future periods as the next generation home videogame business expands.

During fiscal 2000 the Company incurred $997,000 of restructuring expense ($618,000, $.02 per share, after tax) for severance of 84 employees in coin-operated videogames sales and administration and in product development. There were no adjustments to the fiscal 2000 accrual.

During fiscal 1999 the Company incurred $2,742,000 of restructuring expense ($1,700,000, $.05 per share, after tax) for severance of 53 employees and other costs. The restructuring reduced redundancies in sales, marketing, product development and administration in the Midway and Atari coin-operated business units. There were no adjustments to the fiscal 1999 accrual.

NOTE 13: COMMITMENTS

The Company leases certain warehouses, office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 2001 as follows:

                                                              (in thousands)
2002........................................................      $3,176
2003........................................................       2,392
2004........................................................       2,046
2005........................................................       1,463
2006........................................................          65
                                                                  ------
                                                                   9,142
Less sublease income........................................       2,779
                                                                  ------
                                                                  $6,363
                                                                  ======

Rent expense for fiscal 2001, 2000 and 1999 was $3,676,000, $2,686,000, and
$2,281,000, respectively, and was offset by sublease income of $725,000, $703,000 and $702,000 for fiscal 2001, 2000 and 1999, respectively. Aggregate future gross lease commitments of approximately $5,972,000 were guaranteed, prior to the acquisition of Atari Games, and continue to be guaranteed by its former parent company.

The Company enters into license agreements for the use of intellectual property in specific videogames or for a period of time. Certain of these agreements provide for advance payments or guarantee minimum payments of royalties. Future annual minimum payments due under the agreements for fiscal 2002, 2003, 2004 and thereafter were $1,761,000, $1,896,000, $875,000 and $125,000, respectively. The payments are expected to be recovered from the sale of videogames using the license each year.

NOTE 14: LITIGATION SETTLEMENT

GT Interactive Software Corp. (GT Interactive), on January 25, 1999, filed suit against the Company for various claims arising from the distribution agreements between GT Interactive and the Company. The Company subsequently terminated GT Interactive as a distributor and initiated several counter claims. The settlement of all litigation and disputes required a payment of $8,500,000 to GT Interactive which was accrued at June 30, 1999 and paid in fiscal 2000. In addition, the Company incurred $2,525,000 of professional and legal expense relating to this litigation. The total litigation and settlement costs in fiscal 1999 were $11,025,000 ($6,836,000 or $.18 per share, after-tax). This settlement allowed the Company to sell its home videogames directly into international markets beginning in fiscal 2000.

--------------------------------------------------------------------------------

MIDWAY GAMES INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 2001 and 2000 are as follows:

                                                      Sept. 30,   Dec. 31,     Mar. 31,     June 30,
                                                           2000       2000   2001(1)(3)   2001(2)(3)
                                                         (In thousands, except per share amounts)
----------------------------------------------------------------------------------------------------
FISCAL 2001 QUARTERS
Revenues............................................   $47,275    $76,995     $ 23,723     $ 20,215
Gross profit........................................    16,993     33,750        1,523        7,937
Research and development expense....................    20,120     20,759       16,447       18,079
(Loss) applicable to common stock...................    (9,951)    (3,011)     (25,852)     (30,521)
Basic and diluted (loss) per share..................   $  (.26)   $  (.08)    $   (.69)    $   (.81)
Shares used in calculations.........................    37,711     37,711       37,719       37,734

(1) The March 31, 2001 quarter includes a restructuring charge of $3,639,000 or $.10 per share with no tax credit for the further downsizing of the coin-operated videogame business.

(2) The June 30, 2001 quarter includes a restructuring charge for exiting the coin-operated videogame business of $8,888,000 or $.23 per share.

(3) No income tax credit was recorded after December 31, 2000. See Note 6. The loss would have decreased by $7,860,000 or $0.21 per share in the March 31, 2001 quarter and $7,835,000 or $0.21 per share in the June 30, 2001 quarter if the tax credit was recorded for the operating loss after excluding restructuring charges.

                                                    Sept. 30,    Dec. 31,   Mar. 31,   June 30,
                                                         1999        1999       2000    2000(1)
                                                     (In thousands, except per share amounts)
-----------------------------------------------------------------------------------------------
FISCAL 2000 QUARTERS
Revenues..........................................  $106,602    $147,594    $ 54,945   $ 24,724
Gross profit (loss)...............................    55,488      78,725      17,963     (3,943)
Research and development expense..................    19,226      24,973      18,110     27,079
Net income (loss).................................    11,347      18,828     (11,481)   (30,735)
Net income (loss) per share
  Basic...........................................  $    .30    $    .50    $   (.30)  $   (.82)
  Diluted.........................................       .29         .48          --         --
Shares used in calculations
  Basic...........................................    37,944      37,987      37,783     37,708
  Diluted.........................................    38,776      39,487          --         --

(1) The June 30, 2000 quarter includes unusual charges that total $25,979,000 ($16,151,000 after tax or $.43 per share) for nonrecurring items related to market conditions and realization of asset evaluations. Revenues were reduced by $7,175,000 for a provision for abnormal retail price support, cost of sales increased by $8,935,000 for finished goods inventory write downs, research and development expense increased by $5,598,000 for home videogames where development was discontinued or in excess or realization, selling expense includes a charge of $2,853,000 for accelerated amortization of the PC distribution agreement, restructuring costs of $997,000 were accrued and other expense includes $421,000 for the write down of certain investments.

--------------------------------------------------------------------------------

                            [MIDWAY GAMES INC. LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table itemizes the expenses related to the registration and issuance of the securities being registered hereunder, excluding underwriting discounts and commissions. All these expenses will be paid by the Registrant. All amounts shown are estimates except for the SEC registration fee, NASD registration fee and NYSE listing fee.

SEC Registration Fee........................................  $ 18,747
NASD Filing Fee.............................................  $  7,999
Accounting Fees and Expenses................................  $ 25,000
Legal Fees and Expenses.....................................  $200,000
NYSE Listing Fees...........................................  $  1,500
Printing and Engraving Expenses.............................  $175,000
Miscellaneous...............................................  $ 21,754
                                                              --------
    Total...................................................  $450,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's authority to indemnify its officers and directors is governed by the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), by the Amended and Restated Bylaws of the Registrant, as amended (the "Bylaws"), by the Restated Certificate of Incorporation, as amended, of the Registrant (the "Certificate of Incorporation") and by indemnification agreements entered into with each of its directors (the "Indemnity Agreements").

    Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Registrant.

    The Certificate of Incorporation and Bylaws provide that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL,
(i) indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and (ii) advance expenses related thereto to any and all said persons. The indemnification and advancement of expenses provided for therein shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such offices, and shall continue as to persons who have ceased to be directors, officers, employees or agents and shall inure to the benefit of the heirs, executors and administrators of such person. In addition, the Certificate of Incorporation provides for the elimination of personal liability of directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as amended and supplemented.

    The Indemnity Agreements provide for the indemnification of officers and directors to the fullest extent permitted by the laws of the State of Delaware, and obligate the Registrant to provide the maximum protection allowed under Delaware law. In addition, the Indemnity Agreements supplement and increase such protection in certain respects.

    The Underwriting Agreement among UBS Warburg LLC, Gerard Klauer Mattison & Co., Inc. and the Registrant filed as Exhibit 1.1 hereto provides for the indemnification of officers and directors by the underwriters under certain circumstances.

    The Registrant has purchased an insurance policy that provides coverage for losses of up to an aggregate amount of $20 million arising from claims made against the directors or officers for any actual or alleged wrongful act in their capacities as directors or officers of the Registrant. The coverage only applies, however, if indemnity is not available pursuant to the foregoing provisions described in this Item 15. The policy also covers losses of the Registrant for securities claims made against the Registrant and for the amount of any indemnification paid to directors and officers, in each case up to the aggregate $20 million limit.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

    The following exhibits are being furnished herewith or incorporated by reference herein:


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
                 1.1*   Form of Underwriting Agreement.
                  4.1   Specimen Certificate of Common Stock, incorporated by
                        reference to Exhibit 4.1 to the Registrant's Registration
                        Statement on Form S-1, as amended, effective October 29,
                        1996 (File No. 333-11919).
                  4.2   Amended and Restated Rights Agreement, dated as of May 21,
                        2001, between the Registrant and The Bank of New York, as
                        Rights Agent, incorporated by reference to the Registrant's
                        Current Report on Form 8-K filed on May 22, 2001.
                  5**   Opinion of Shack Siegel Katz Flaherty & Goodman P.C.,
                        counsel for Registrant.
               23.1**   Consent of Shack Siegel Katz Flaherty & Goodman P.C.
                        (contained in the Opinion filed as Exhibit 5 hereto).
                 23.2   Consent of Ernst & Young LLP.
                 24**   Power of Attorney.


------------------------

*   To be filed by amendment.


**  Previously filed.


ITEM 17. UNDERTAKINGS.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on this 30th day of November, 2001.



                                                       MIDWAY GAMES INC.

                                                       By:             /s/ NEIL D. NICASTRO
                                                            -----------------------------------------
                                                                        Neil D. Nicastro,
                                                                     CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                      DATE                TITLE
---------                                      ----                -----
                                                                   Chairman of the Board of
/s/ NEIL D. NICASTRO                                                 Directors, President, Chief
----------------------------------------       November 30, 2001     Executive Officer (Principal
Neil D. Nicastro                                                     Executive Officer) and Chief
                                                                     Operating Officer

                                                                   Executive Vice President, Chief
/s/ THOMAS E. POWELL                                                 Financial Officer (Principal
----------------------------------------       November 30, 2001     Financial and Principal
Thomas E. Powell                                                     Accounting Officer) and
                                                                     Treasurer

                      *
  ----------------------------------------     November 30, 2001   Executive Vice President--Product
             Kenneth J. Fedesna                                      Development and Director

                      *
  ----------------------------------------     November 30, 2001   Director
               Harold H. Bach

                      *
  ----------------------------------------     November 30, 2001   Director
           William C. Bartholomay

                      *
  ----------------------------------------     November 30, 2001   Director
             William E. McKenna

                      *
  ----------------------------------------     November 30, 2001   Director
              Norman J. Menell

SIGNATURE                                      DATE                TITLE
---------                                      ----                -----
                      *
  ----------------------------------------     November 30, 2001   Director
              Louis J. Nicastro

                      *
  ----------------------------------------     November 30, 2001   Director
                Harvey Reich

                      *
  ----------------------------------------     November 30, 2001   Director
              Ira S. Sheinfeld

                      *
  ----------------------------------------     November 30, 2001   Director
           Gerald O. Sweeney, Jr.

                      *
  ----------------------------------------     November 30, 2001   Director
              Richard D. White



*By:              /s/ NEIL D. NICASTRO               November 30, 2001
           -----------------------------------
                    Neil D. Nicastro,
                    ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
                 1.1*   Form of Underwriting Agreement.
                  4.1   Specimen Certificate of Common Stock, incorporated by
                        reference to Exhibit 4.1 to the Registrant's Registration
                        Statement on Form S-1, as amended, effective October 29,
                        1996 (File No. 333-11919).
                  4.2   Amended and Restated Rights Agreement, dated as of May 21,
                        2001, between the Registrant and The Bank of New York, as
                        Rights Agent, incorporated by reference to the Registrant's
                        Current Report on Form 8-K filed on May 22, 2001.
                  5**   Opinion of Shack Siegel Katz Flaherty & Goodman P.C.,
                        counsel for Registrant.
               23.1**   Consent of Shack Siegel Katz Flaherty & Goodman P.C.
                        (contained in the Opinion filed as Exhibit 5 hereto).
                 23.2   Consent of Ernst & Young LLP.
                 24**   Power of Attorney.


------------------------

 *  To be filed by amendment.


**  Previously filed.